EXHIBIT 2.2

ASSET PURCHASE AGREEMENT

between

RELIANT PHARMACEUTICALS, INC.

and

BRAINTREE LABORATORIES, INC.

Dated as of June 24, 2005

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of June 24, 2005 (this “Agreement”), is entered into by and between Reliant Pharmaceuticals, Inc., a Delaware corporation (“Reliant”), and Braintree Laboratories, Inc., a Massachusetts corporation (“Purchaser”). Each of Reliant and Purchaser is sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.”  All capitalized terms used herein shall have the meanings specified in Article I below or elsewhere in this Agreement, as applicable.

INTRODUCTION

WHEREAS, Reliant owns the Product and desires to transfer ownership of the Product and certain rights related to the development, manufacturing, marketing and sale of the Product (the “Product Line Operations”) to Purchaser; and

WHEREAS, subject to the terms and conditions of this Agreement, Reliant wishes to sell certain Acquired Assets, license the Axid Mark and Product Trade Dress, and assign the Assumed Liabilities to the Purchaser, and Purchaser wishes to purchase the Acquired Assets, license the Axid Mark and Product Trade Dress and assume the Assumed Liabilities from Reliant.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and provisions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1                                 Definitions. In addition to the terms defined above and other terms defined in other Sections of this Agreement, the following terms shall have the meanings set forth below for purposes of this Agreement:

1.1.1                        “Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and regulations promulgated thereunder.

1.1.2                        “Accounts Receivable” is defined in Section 2.2(f).

1.1.3                        “Acquired Assets” is defined in Section 2.1(a).

1.1.4                        “Additional Products” means any and all dosage forms, formulations, strengths, package sizes and types of pharmaceutical products, other than the Product, whether branded or generic, regardless of indication, that contain or consist of a liquid formulation of nizatidine, including, without limitation, any Combination Products.

1.1.5                        “Adverse Reaction Information” is defined in Section 7.12(c).

1.1.6                        “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, a Person shall be deemed to control another Person if it owns or controls more than fifty percent (50%) of the voting equity of the other Person (or other comparable ownership if the Person is not a corporation).

1.1.7                        “Agreed Amount” means part, but not all, of the Claimed Amount.

1.1.8                        “Allocation Schedule” is defined in Section 3.4.

1.1.9                        “AMP” is defined in Section 5.10.

1.1.10                  “Applicable Permits” is defined in Section 5.13.

1.1.11                  “Assigned Contracts and Orders” (including “Assigned Contract or Order”) means those contracts and purchase orders related to the Product and the Product Line Operations listed on Schedule 1.1.11.

1.1.12                  “Assignment of Patents” means the Assignment of Patents, in substantially the form attached hereto as Exhibit A.

1.1.13                  “Assumed Liabilities” is defined in Section 2.3.

1.1.14                  “Authorized Product” is defined in Section 2.6(a)(iii).

1.1.15                  “Axid Mark” means the trademark “Axid®” as registered with the United States Patent and Trademark Office under the registration number 1415563 and/or any other Trademark bearing the name “Axid” in the Territory, whether registered or unregistered, and all common law rights, applications and registrations therefor, and all goodwill associated therewith.

1.1.16                  “Axid IR NDA” means New Drug Application Number 19-508.

1.1.17                  “Bankruptcy Code” is defined in Section 2.6(a).

1.1.18                  “Bill of Sale and Assignment and Assumption Agreement” means the Bill of Sale and Assignment and Assumption Agreement, in the form attached hereto as Exhibit B.

1.1.19                  “Best Price” is defined in Section 5.10.

1.1.20                  “Bundled Contracts” means those contracts, agreements and arrangements (oral or written) listed on Schedule 1.1.20, pursuant to which Reliant is either (a) selling to third parties Product together with other products of Reliant not included in the Acquired Assets, including agreements between Reliant and group purchasing organizations and rebate agreements, or (b) receiving from third parties services related to the Product Line Operations together with services related to other businesses of Reliant.

1.1.21                  “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, United States of America are authorized or obligated by Law or executive order to close.

1.1.22                  “Charges and Discounts” means charges and discounts relating to group purchasing organizations, buying groups, pharmaceutical benefit management organizations, managed care organizations and rebate programs, including wholesaler and chain pharmacy discounts, and indigent patient programs and patient discount programs for Product and Additional Product sold by the Purchaser or any of its Affiliates after the Closing Date.

1.1.23                  “Claim” means a claim for indemnification under Article VIII.

1.1.24                  “Claimed Amount” means the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.

1.1.25                  “Claim Notice” means written notification which contains (a) a description of the Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Losses, to the extent then known, (b) a statement that the Indemnified Party is entitled to indemnification under Article VIII for such Losses and a reasonable explanation of the basis therefor, and (c) a demand for payment in the amount of such Losses.

1.1.26                  “Closing” means the closing of the purchase and sale of the Acquired Assets, and assignment and assumption of the Assumed Liabilities contemplated by this Agreement.

1.1.27                  “Closing Date” is defined in Section 4.1.

1.1.28                  “Closing Date Payment” is defined in Section 3.1.

1.1.29                  “CMS” shall mean the Centers for Medicaid and Medicare Services.

1.1.30                  “Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

1.1.31                  “Combination Product” means a pharmaceutical product containing or consisting of a liquid formulation of nizatidine in combination with one or more other active pharmaceutical ingredients (as indicated on the FDA-approved package insert for such product).

1.1.32                  “Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of December 14, 2004, between Reliant and Purchaser.

1.1.33                  “Confidential Information” is defined in Section 9.1.

1.1.34                  “Competitive Entry”  means the earliest time at which, for the then most recently completed three (3) consecutive calendar months, the aggregate number of prescriptions filled for generic forms of (a) the Product or any Additional Product or (b) Zantac® Syrup or

Zantac® EFFERdose tablets sold by third parties in the Territory constitutes at least [***] percent ([***]%) of the aggregate total number of prescriptions filled in the Territory for the Product, any Additional Products, Zantac® Syrup, Zantac® EFFERdose tablets and any generic versions of any of the foregoing, provided, however, that a Competitive Entry shall only be deemed to occur if it occurs prior to the fourth anniversary (4th) of the Initial Sale Date.

1.1.35                  “Control” shall mean, with respect to Intellectual Property, the ability of a Party (collectively with its Affiliate(s)), whether by ownership, license or otherwise, to grant a license or sublicense.

1.1.36                  “Controlling Party” means the party controlling the defense of any Third Party Action.

1.1.37                  “Detail” or “Detailing” means, with respect to the Product and/or any Additional Product in the Territory, communication by a Sales Representative during a Sales Call (i) in an effort to increase the prescribing and/or hospital ordering preferences of such Products and/or any Additional Products for their respective FDA-approved indicated uses and (ii) made at a medical professional’s office, in a hospital, at marketing meetings sponsored by a Party for the Product and/or any Additional Product, where the principal objective is to place an emphasis, either primary, secondary or tertiary, on the Product and/or any Additional Product. For the avoidance of doubt, discussions at conventions or other meetings not specifically sponsored by a Party for the Product or any Additional Product shall not constitute “Details” or “Detailing”.

1.1.38                  “Disclosing Party” is defined in Section 9.1.

1.1.39                  “Distribution” or “Distribute” means any and all activities related to the distribution, marketing, promoting, offering for sale and selling of the Product and/or any Additional Product, including, advertising, Detailing, educating, planning, promoting, conducting reporting, storing, handling, shipping and communicating with Governmental Authorities and third parties in connection therewith.

1.1.40                  “Dispute Resolution Representatives” is defined in Section 10.9(a).

1.1.41                  “Excluded Assets” is defined in Section 2.2.

1.1.42                  “Excluded Contracts” means the Bundled Contracts and the contracts, licenses and other instruments relating to the Product or the Product Line Operations set forth on Schedule 1.1.42.

1.1.43                  “Excluded Liabilities” is defined in Section 2.4.

1.1.44                  “FDA” means the United States Food and Drug Administration, or any successor agency thereto.

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

1.1.45                  “First Promotion Year” is defined in Section 7.9(b)(i).

1.1.46                  “Force Majeure Event” is defined in Section 10.16.

1.1.47                  “GAAP” means generally accepted accounting principles as in effect in the United States.

1.1.48                  “Generic Entry” means the earliest time at which, for the then most recently completed three (3) consecutive calendar months, the aggregate number of prescriptions filled for generic forms of the Product and any Additional Products sold by third parties in the Territory constitutes at least [***] percent ([***]%) of the aggregate total number of prescriptions filled for the Product, any Additional Products and any generic versions thereof made available in finished form in the Territory.

1.1.49                  “Government Rebates” means rebates claimed or accrued by or under government contracts, including Medicare, Medicaid, state rebate programs, the Public Health Service, the Federal Supply Schedule, indigent patient programs and patient discount programs for Product and Additional Product sold by the Purchaser or any of its Affiliates after the Closing Date.

1.1.50                  “Governmental Authority” means any nation or government, any provincial, state, regional, local or other political subdivision thereof, any supranational organization of sovereign states, and any entity, department, commission, bureau, agency, authority, board, court, official or officer, domestic or foreign, exercising executive, judicial, regulatory or administrative functions of or pertaining to government.

1.1.51                  “IND” means Investigational New Drug Application No. 18,975.

1.1.52                  “Indemnified Party” means a party entitled, or seeking to assert rights, to indemnification under Article VIII of this Agreement.

1.1.53                  “Indemnifying Party” means the party from whom indemnification is sought by the Indemnified Party under Article VIII of this Agreement.

1.1.54                  “Initial Sale Date” means the date on which Purchaser or any of its Affiliates (or any of their licensees or sublicensees) books its first sale of the Product to an unaffiliated third-party. Purchaser shall provide written notice of the Initial Sale Date to Reliant within five (5) Business Days thereof.

1.1.55                  “Intellectual Property” means intellectual property rights, including Trademarks, copyrights and Patents, whether registered or unregistered, and all applications and registrations therefor, know-how, confidential information, trade secrets, and similar proprietary rights in confidential inventions, discoveries, analytic models, improvements, processes, techniques, devices, methods, patterns, formulations and specifications.

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

1.1.56                  “Inventory” means the inventories of the finished Product and Nizatidine active pharmaceutical agent set forth on Schedule 1.1.56.

1.1.57                  “Inventory Payment” is defined in Section 3.1(b).

1.1.58                  “Knowledge” means, with respect to Reliant, the actual knowledge of Chris Campbell, Stefan Aigner, George Bobotas, Marty Driscoll, Michael Lerner, Jerome Jabbour, Ben Selzer, Kip Martin, Mark Stier and Abdel Fawzy.

1.1.59                  “Law” means each provision of any currently existing federal, provincial, state, local or foreign law, statute, ordinance, order, code, rule or regulation, promulgated or issued by any Governmental Authority, as well as any binding judgments, decrees, injunctions or agreements issued or entered into by any Governmental Authority.

1.1.60                  “Lilly” means Eli Lilly and Company, together with its successors and assigns.

1.1.61                  “Lilly Agreement” means the Assignment, Transfer and Assumption Agreement, dated as of September 5, 2000, between Eli Lilly and Company and Reliant, as amended and supplemented from time to time prior to the Closing Date.

1.1.62                  “Losses” means, with respect to any claim or matter, all losses, expenses, obligations and other liabilities or other damages (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).

1.1.63                  “Manufacturing Agreement” means the Manufacturing Agreement, dated as of June 7, 2004, by and between Reliant and Lyne Laboratories, Inc., as amended and supplemented from time to time prior to the Closing Date.

1.1.64                  “Marketing Plan” is defined in Section 7.9(a).

1.1.65                  “Material Adverse Effect” shall mean any change or effect that is materially adverse to the sale and marketing of the Product by Purchaser in accordance with and as contemplated under this Agreement, taken as a whole.

1.1.66                  “Medical Product Regulatory Authority” means any Governmental Authority that is concerned with the safety, efficacy, reliability, manufacture, investigation, sale or marketing of pharmaceuticals, medical products, biologics or biopharmaceuticals, including, without limitation, the FDA.

1.1.67                  “Milestone Patent Application” means that certain patent application pending before the PTO under the application number 10/198271.

1.1.68                  “Milestone Patent” means the patent issued by the PTO pursuant to the Milestone Patent Application.

1.1.69                  “Milestone Patent-Related Applications” means that certain divisional application based on the Milestone Patent Application filed on May 3, 2005 and that certain continuation of the Milestone Patent Application filed on May 11, 2005, and any Patents subsequently issued by the PTO pursuant thereto.

1.1.70                  “Milestone Patent Rights” means, collectively, all rights in and to (a) the Milestone Patent Application and, when issued, the Milestone Patent and (b) the Milestone Patent-Related Applications.

1.1.71                  “Milestone Payment” is defined in Section 3.2.

1.1.72                  “Milestone Payment Date” is defined in Section 3.2.

1.1.73                  “NDA” means the new drug application covering the Product (NDA #21-494), including any supplements, amendments or modifications thereto, or divisions thereof, submitted to or required by the FDA prior to the Closing Date.

1.1.74                  “NDC” means the “National Drug Code”, which is the eleven digit code registered by a company with the FDA with respect to a pharmaceutical product.

1.1.75                  “Necessary Supplemental Reliant Intellectual Property” means all Intellectual Property, excluding Trademarks and the Reliant Brands, that exists as of the Closing Date and is Controlled by Reliant after the Closing Date (including, without limitation, Patents sought after the Closing Date based on inventions made prior to the Closing Date) that would be infringed (in the absence of a valid license granted to Purchaser):

(a)                                  by Purchaser’s making, having made, offering for sale, selling, having sold, importing and having imported the Product and/or any Additional Products in the Territory in the same manner in which the Product Line Operations were conducted by Reliant as of the Closing Date; or

(b)                                 by Purchaser’s manufacturing or having manufactured the Product and/or any Additional Products outside the Territory solely for the importation and sale by Purchaser, its Affiliates (and their licensees and sublicensees) in the Territory.

1.1.76                  “Net Sales” means the gross amounts invoiced by Purchaser or its Affiliates (or their licensees or sublicensees) on all sales of Product and/or any Additional Products (including, but not limited to, hospital sales, mail orders, retail sales, and sales to federal or state governments, wholesalers, medical institutions, etc.), in the Territory in arm’s length sales to third parties, less the following deductions, determined in accordance with GAAP as consistently applied by Purchaser and its Affiliates in determining net product sales, to the extent included in the gross invoiced sales price of the Product and/or such Additional Product or otherwise paid or incurred by Purchaser or its Affiliates (or their licensees or sublicensees) with respect to the sale of the Product and/or such Additional Product:

(a)                                  normal and customary trade, cash and/or quantity discounts allowed and taken, and wholesaler fees paid, with respect to sales of the Product and/or such Additional Product;

(b)                                 amounts paid, repaid or credited by reason of defects, rejection, recalls, returns and allowances with respect to the Product and/or any Additional Product;

(c)                                  Charges and Discounts, Government Rebates and other amounts paid or accrued on sale or dispensing of the Product and/or such Additional Product;

(d)                                 retroactive price reductions that are actually allowed or granted; and

(e)                                  all transportation charges, including freight, postage and insurance related directly to the Product and/or any Additional Products; provided, however, that, for any applicable period, the maximum amount of deductions described in this clause (e) shall not exceed more than [***] percent ([***]%) of total gross amounts invoiced by Purchaser or its Affiliates (or their licensees or sublicensees) on all sales of Product and/or any Additional Products for such period.

In the case of any sale of Product and/or any Additional Product between or among Purchaser and its Affiliates (and their licensees and sublicensees) for resale, Net Sales shall be calculated as above only on the first arm’s length sale thereafter to a third party. In the case of any sale of Product and/or any Additional Product or part thereof for value other than in an arm’s length transaction exclusively for cash, such as barter or counter-trade, Net Sales shall be calculated based on the fair market value of the consideration received.

Notwithstanding any provision herein to the contrary, in the event a Product and/or any Additional Product is sold as part of a Combination Product, the Net Sales from the Combination Product shall be determined by multiplying the Net Sales of the Combination Product (as determined without reference to this paragraph) during the applicable calendar quarter, by the fraction A/B, where “A” is (i) (A) prior to the fifth (5th) anniversary of the Initial Sale Date or (B) prior to the fourth (4th) anniversary of the Initial Sale Date in the event of a Competitive Entry, the average net selling price for one day of treatment of the Product and/or Additional Product during the six (6) calendar quarter period ending immediately prior to the calendar quarter of the first commercial sale of the Combination Product, and (ii) from and after the fifth (5th) anniversary or fourth (4th) anniversary, as the case may be, of the Initial Sale Date, the average net selling price for one day of treatment of the Product and/or Additional Product during the six (6) calendar quarter ending with the end of the calendar quarter for which Net Sales of the Combination Product are being determined, and “B” is the average net selling price for one day of treatment of the Combination Product the calendar quarter for which Net Sales of the Combination Product are being determined. Notwithstanding the foregoing, the fraction A/B shall never exceed [***] nor be less than [***].

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

1.1.77                  “Nizatidine Supply Agreement” means that certain Supply Agreement, dated as of August 4, 2004, between Reliant and Shasun Chemicals and Drugs, Ltd., as amended and supplemented from time to time prior to the Closing Date.

1.1.78                  “Nizatidine Supply Agreement Assignment” means the Partial Assignment and Assumption of Contract with respect to the Nizatidine Supply Agreement, in substantially the form attached hereto as Exhibit C.

1.1.79                  “Non-controlling Party” means the party not controlling the defense of any Third Party Action.

1.1.80                  “Oral Solution Mark” means the mark “Axid® Oral Solution” as used in connection with the manufacture, packaging, or Distribution of the Product in the Territory as of the Closing Date.

1.1.81                  “Other Agreements” means, collectively, the Assignment of Patents and the Bill of Sale and Assignment and Assumption Agreement.

1.1.82                  “Patents” means United States and non-United States patents, patent applications, patent disclosures, invention disclosures and other rights relating to the protection of inventions worldwide (and all rights related thereto, including all reissues, reexaminations, divisions, continuations, continuations-in-part, extensions or renewals of any of the foregoing).

1.1.83                  “PDM Act” means the Prescription Drug Marketing Act of 1987, as amended.

1.1.84                  “Pediatric Clinical Trial” means the proposed clinical trial referenced in the pediatric protocol submitted by Reliant to the FDA dated February 8, 2005 to which Reliant received a response from FDA dated June 13, 2005.

1.1.85                  “Person” means any individual, corporation, partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority.

1.1.86                  “Primary Detail Equivalent” means either (i) one Primary Position Detail or (ii) two Second Position Details.

1.1.87                  “Primary Position Detail” means a Detail during which the Product and/or any Additional Product is discussed either by itself or along with other pharmaceutical products and promoted in the primary position and given the primary emphasis on such Detail of at least [***] percent ([***]%) of the total time on such Detail.

1.1.88                  “Product” means all dosage forms, formulations, strengths, package sizes and types of pharmaceutical products containing a liquid formulation of nizatidine, a histamine-2 (H2) antagonist described in the NDA and currently commercialized in the Territory as Axid® Oral Solution.

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

1.1.89                  “Product Domain Names” means those domain names set forth on Schedule 1.1.89.

1.1.90                  “Product Intellectual Property” means all Intellectual Property Controlled by Reliant used exclusively in connection with manufacture, packaging, or Distribution of the Product in the Territory as of the Closing Date (including, without limitation, the Product Patent Rights), but excluding the Oral Solution Mark.

1.1.91                  “Product Line Operations” is defined in the Introduction to this Agreement.

1.1.92                  “Product Patent Rights” means the Milestone Patent Rights and that certain patent application pending before the PTO under the United States patent application number 11/048051.

1.1.93                  “Product Trade Dress” means the trade dress, package designs, product inserts, labels, logos and associated artwork owned by, licensed to or otherwise held by Reliant used in connection with the Product or the packaging therefor in the Territory in the form set forth on Schedule 1.1.93 hereto, but specifically excluding all Reliant Brands used thereon with the exception of the Axid Mark as used in the Oral Solution Mark.

1.1.94                  “Promotional Materials” means the advertising, promotional and media materials, sales training materials (including any related outlines and quizzes/answers, if any) trade show materials (including displays) and videos, including, without limitation, materials containing post-marketing clinical data, if any, used primarily or exclusively for the commercialization of the Product in the Territory (including distribution and sales promotion information, market research studies and toll-free telephone numbers) and relating primarily or exclusively to the Product or Acquired Assets, including those materials listed on Schedule 1.1.94 hereto.

1.1.95                  “Promotional Report” is defined in Section 7.10.

1.1.96                  “PTO” means the United States Patent and Trademark Office.

1.1.97                  “Purchase Price” shall mean the all amounts paid by Purchaser to Reliant pursuant to Sections 3.1, 3.2, and 3.3 of this Agreement.

1.1.98                  “Purchaser” is defined in the Preamble.

1.1.99                  “Purchaser Indemnified Parties” is defined in Section 8.1.

1.1.100            “Quarterly Payment Report” is defined in Section 3.3(b).

1.1.101            “Receiving Party” is defined in Section 9.1.

1.1.102            “Registrations” means the regulatory approvals, licenses and applications, including, without limitation, the NDA (including any period of market exclusivity granted by the FDA in connection therewith), held or made by Reliant relating to the Product in the Territory as listed on Schedule 1.1.102, and all reports and other submissions, and material correspondence to or from Governmental Authorities in the Territory in connection therewith, including those listed on Schedule 1.1.102, but shall specifically exclude the IND and the Axid IR NDA.

1.1.103            “Reliant” is defined in the Preamble.

1.1.104            “Reliant Acquisition Date” is defined in Section 5.11(a).

1.1.105            “Reliant Brands” means the Trademarks, housemarks, tradenames, and trade dress owned or used by Reliant, whether or not registered, including, without limitation, the name “Reliant Pharmaceuticals” and the Axid Mark.

1.1.106            “Reliant Disclosure Schedule” is defined in the preamble to Article V.

1.1.107            “Reliant-Distributed Product” is defined in the Section 7.5.

1.1.108            “Reliant Indemnified Parties” is defined in Section 8.2.

1.1.109            “Representatives” is defined in Section 9.1.

1.1.110            “Rules” is defined in Section 10.9(b).

1.1.111            “Sales-Based Contingent Purchase Price Payment” is defined in Section 3.3(a).

1.1.112            “Sales-Based Payment Period” means the partial calendar quarter period commencing on the Closing Date and ending on June 30, 2005 and each calendar quarter or partial calendar quarter thereafter.

1.1.113            “Sales Call” means a personal visit by a Sales Representative to a medical professional having prescribing authority for the indications in which the Product and/or any Additional Product is approved, as well as to other individuals or entities that have significant impact or significant influence on prescribing decisions for the indications for which such Product and/or any Additional Product is approved, during which such Sales Representative Details a Product and/or any Additional Product.

1.1.114            “Sales Representative” means a pharmaceutical sales representative engaged or employed by Purchaser or Purchaser’s Affiliate to conduct Detailing and other promotional efforts with respect to a Product and/or any Additional Product pursuant to the terms of this Agreement.

1.1.115            “Second Position Detail” means a Detail during which the Product and/or any Additional Product is discussed along with other pharmaceutical products and promoted in at least the secondary position and given the second most emphasis on such Detail of at least [***]% of the total time on such Detail.

1.1.116            “Second Promotion Year” is defined in Section 7.9(b)(ii).

1.1.117            “Security Interest” means any mortgage, pledge, security interest or material encumbrance, material charge or other material lien (whether arising by contract or by operation of law), other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business and not material to the sale or marketing of the Product.

1.1.118            “Substantially Equivalent Claims” means (a) the claims pending in the Milestone Patent Application for which Reliant has received a Notice of Allowance from the PTO dated April 11, 2005, (b) any amended form of such claims that Purchaser agrees to, or (c) any amended form of such claims with respect to which such amendment is immaterial to the scope, validity and enforceability of the Milestone Patent.

1.1.119            “Taxes” means all taxes, charges, fees, duties, levies or other assessments, including, without limitation, income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, license, payroll, unemployment, environmental, customs duties, capital stock, disability, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, severance and employees’ income withholding and Social Security taxes imposed by the United States or any foreign country or by any state, municipality, subdivision or instrumentality of the Unites States or of any foreign country or by any other tax authority, including any interest, penalties or additions to tax attributable to such taxes.

1.1.120            “Territory” means the fifty (50) states and the District of Columbia comprising the United States of America and the Commonwealth of Puerto Rico, and expressly excludes any other territory owned or controlled by the United States of America.

1.1.121            “Third Party Action” means any suit or proceeding by a person or entity other than a Party for which indemnification may be sought by a Party under Article VIII.

1.1.122            “Third Promotion Year” is defined in Section 7.9(b)(iii).

1.1.123            “Trademark” means trademarks, service marks, certification marks, trade dress, Internet domain names, trade names, identifying symbols, designs, product names, company names, slogans, logos or insignia, whether registered or unregistered, and all common law rights, applications and registrations therefor, and all goodwill associated therewith.

1.1.124            “Uncured Material Payment Default” is defined in Section 2.6(a).

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

1.1.125            “Usage Standards” is defined in Section 2.6(b)(i).

1.2                                 Other Definitional Provisions.

(a)                                  The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)                                 The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)                                  Words of one gender include the other gender.

(d)                                 The term “dollars” and “$” shall mean United States dollars.

(e)                                  The word “including” shall mean including without limitation and the words “include” and “includes” shall have corresponding meanings.

ARTICLE II
PURCHASE AND SALE

2.1                                 Agreement to Purchase and Sell.

(a)                                  Transfer of Acquired Assets at Closing. Subject to the terms and conditions contained herein, at the Closing, Reliant shall, sell, transfer, convey and assign to Purchaser, and Purchaser shall purchase and accept from Reliant all right, title, and interest of Reliant in and to the following assets of Reliant (collectively, the “Acquired Assets”):

(i)                                     the Registrations (provided that Reliant shall be permitted to retain one copy of the Registrations for archival purposes);

(ii)                                  the Applicable Permits, if any;

(iii)                               the Assigned Contracts and Orders;

(iv)                              the Promotional Materials;

(v)                                 the Inventory;

(vi)                              all Product Intellectual Property;

(vii)                           the Product Domain Names;

(viii)                        all warranties and guarantees and other similar contractual rights made by third parties in favor of Reliant with respect to the Product or the Product Line Operations, if any, solely to the extent related to the Product or the Product Line Operations;

(ix)                                all material data related to ongoing stability studies being conducted by or on behalf of Reliant with respect to the Product that is in Reliant’s possession or control;

(x)                                   copies of all material customer and supplier lists, account lists, call data, sales history, call notes, marketing studies, consultant reports, physician databases, and correspondence (excluding invoices) with respect to the Product or the Product Line Operations to the extent maintained by Reliant, and all complaint files and adverse event files with respect to the Product (excluding, in each case, any Intellectual Property Controlled by Reliant contained therein that is not used exclusively in connection with the Product, which Intellectual Property shall continue to be owned by Reliant and licensed to Purchaser in accordance with the provisions of Section 2.6, and may be otherwise used and exploited by Reliant in compliance with this Agreement); and

(xi)                                to the extent permitted by Law, all books and records relating primarily or exclusively to the Product; provided, however, that (A) Reliant may retain: (x) a copy of any such books and records to the extent necessary for Tax, accounting, litigation or other valid business purposes, and (y) all books, documents, records and files (i) prepared in connection with or relating to the transactions contemplated by this Agreement, including, without limitation, bids received from other parties and strategic, financial or Tax analyses relating to the divestiture of the Acquired Assets, the Assumed Liabilities and the Product, or (ii) maintained by Reliant and/or its representatives, agents or licensees in connection with their respective tax, legal, regulatory or reporting requirements and (B) any attorney work product, attorney-client communications and other items protected by privilege shall be excluded.

(b)                                 Prosecution of Milestone Patent Application Prior to Issuance of Milestone Patent. Subject to the terms and conditions contained herein, until such time as Reliant has received the Milestone Payment as provided in Section 3.2, Reliant shall have the full and exclusive right to direct and control, at Reliant’s sole cost and expense, the prosecution of the Milestone Patent Application, provided that Reliant shall not amend the claims of the Milestone Patent Application in any manner that would cause them not to be Substantially Equivalent Claims without Purchaser’s prior written consent and Reliant shall provide Purchaser with copies of all material correspondence received from the PTO and all proposed submissions with respect to the Milestone Patent Application, and shall in good faith consider any comments provided by Purchaser with respect thereto. In the event that Reliant elects not to continue the prosecution of the Milestone Patent Application prior to its receipt of the Milestone Payment, Reliant shall notify Purchaser of such election and grant to Purchaser the right to prosecute the Milestone Patent Application (as well as any reasonable cooperation requested by Purchaser in connection therewith) sufficiently in advance to enable Purchaser to take over such prosecution without any loss of rights, and the Parties shall negotiate in good faith any appropriate modifications to this Agreement (including provisions related to the payment of the Milestone Payment) in connection therewith; provided that the Purchaser shall not be required to pay the Milestone Payment or any portion thereof unless and until the Milestone Patent issues with Substantially Equivalent Claims. After such time as Reliant receives the Milestone Payment as required under Section 3.2, Reliant shall have no further obligation or right with respect to the prosecution or maintenance of the Milestone Patent. In furtherance of the foregoing, each Party agrees to execute and deliver any authorizations, powers of attorney, declarations of agency or other documentation necessary or desirable to enable the other Party to prosecute the Milestone Patent Application as contemplated hereby. With respect to the Milestone Patent-Related Applications, the Purchaser agrees that, prior to the issuance of the Milestone Patent, it will consult with Reliant on all matters related the Milestone Patent-Related Applications and the prosecution thereof, and will provide Reliant with copies of all material correspondence and documentation related thereto (subject, as applicable, to appropriate confidentiality undertakings from Reliant). Prior to the issuance of the Milestone Patent, the Purchaser shall not take or omit to take any actions in respect the Milestone Patent-Related Applications that adversely affect, or would reasonably be expected to adversely affect, the Milestone Patent Application and/or the issuance of the Milestone Patent (including, without limitation, any actions or omissions that prevent or delay such issuance, or adversely affect the claims contained in Milestone Patent Application).

2.2                                 Excluded Assets. Subject to the terms of this Agreement, the Acquired Assets shall not include any assets, properties, rights or interests whether or not relating to the Product, other than those specifically listed or described in Sections 2.1 and 2.6 and, without limiting the generality of the foregoing, shall expressly exclude the following assets of Reliant (collectively, the “Excluded Assets”):

(a)                                  all rights of Reliant arising under this Agreement, the Other Agreements or from the consummation of the transaction contemplated hereby or thereby;

(b)                                 all rights of enforcement, indemnification and similar matters under the Assigned Contracts and Orders related to any periods prior to Closing; provided, however, that Reliant shall (i) consult with the Purchaser prior to exercising any such rights and (ii) exercise such rights in a manner intended to minimize any adverse impact to the Purchaser’s relationship with any customers and suppliers party to the Assigned Contracts and Orders post-closing;

(c)                                  all rights, title and interest of Reliant in and to any Intellectual Property, whether now existing or hereafter developed or acquired (including the Reliant Brands) other than the Product Intellectual Property;

(d)                                 all rights, title and interest of Reliant in and to the Nizatidine Supply Agreement except as otherwise assigned to Purchaser pursuant to the Nizatidine Supply Agreement Assignment;

(e)                                  all rights, title and interest in and to the Product outside of the Territory, other than the license rights granted to Purchaser in Section 2.6(a)(ii);

(f)                                    all rights, title and interest of Reliant in and to Axid IR NDA and the IND (subject to the Purchaser’s right of reference under Section 2.6(g)); and

(g)                                 all accounts receivable (including any payments received with respect thereto on or after the Closing, unpaid interest accrued on any such accounts receivable and any security or collateral related thereto) arising from sales of the Product prior to the Closing and that are accrued but unpaid on or prior to the Closing Date (collectively, the “Accounts Receivable”).

2.3                                 Assumed Liabilities. On the Closing Date, Purchaser shall assume and become liable for, and shall pay, perform and discharge (or cause to be paid, performed and discharged) when due, the following liabilities and obligations relating to the Product and the Product Line Operations (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due) (collectively, the “Assumed Liabilities”):

(a)                                  all liabilities required to be paid, performed or discharged under the Assigned Contracts and Orders from and after the Closing Date (other than such liabilities that were otherwise required to have been paid, performed or discharged prior to the Closing Date and relate to goods or services received or sold prior to the Closing Date);

(b)                                 all liabilities and obligations required to be performed or discharged under the Assigned Contracts and Orders from and after the Closing Date;

(c)                                  all liabilities and obligations of Reliant under the Nizatidine Supply Agreement assumed by Purchaser pursuant to the Nizatidine Supply Agreement Assignment;

(d)                                 all Losses arising out of claims of third parties due to the use or sale of the Product (whether or not defective) sold from and after the Closing Date by Purchaser or any of its Affiliates and all Losses arising out of claims of third parties due to or relating to any voluntary or involuntary recall of the Product sold from and after the Closing Date; and

(e)                                  subject to Section 7.5, all obligations for replacements of, or refunds for Product, whether or not bearing Reliant’s name or any Reliant Brand, sold by Purchaser after the Closing Date.

2.4                                 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not, at the Closing or at any time thereafter, assume or agree to pay, perform or discharge, and Reliant shall remain liable for and shall pay, perform and discharge (or cause to be paid, performed and discharged) when due, all liabilities and obligations of Reliant relating to the Product and the Product Line Operations (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due) other than the Assumed Liabilities (the “Excluded Liabilities”), including, without limitation, the following liabilities and obligations of Reliant:

(a)                                  all liabilities and obligations required to be performed under the Assigned Contracts and Orders prior to the Closing Date;

(b)                                 all liabilities and obligations of Reliant under the Nizatidine Supply Agreement not assumed by Purchaser pursuant to the Nizatidine Supply Agreement Assignment;

(c)                                  all Losses arising out of claims of third parties due to the use or sale of the Product (whether or not defective) sold prior to the Closing Date by Reliant or any of its

Affiliates and all Losses arising out of claims of third parties due to or relating to any voluntary or involuntary recall of the Product sold prior to the Closing Date;

(d)                                 subject to Sections 7.3(d) and 7.7, all Government Rebates and Charges and Discounts for Product distributed by Reliant or any of its Affiliates prior to the Closing Date;

(e)                                  subject to Section 7.5, all obligations for replacements of, or refunds for Product, whether or not bearing Reliant’s name or any Reliant Brand, distributed by Reliant or any of its Affiliates on or prior to the Closing Date; and

(f)                                    any obligations of Reliant arising under this Agreement, including pursuant to any representation, warranty or covenant hereunder, or from the consummation of the transaction contemplated hereby.

2.5                                 Consent of Third Parties.

(a)                                  On the Closing Date, Reliant shall assign to the Purchaser, and the Purchaser will assume, the Assigned Contracts and Orders to the extent provided in this Agreement. To the extent that the assignment of all or any portion of any Assigned Contract or Order shall require the consent of the other party thereto or any other third party that has not been obtained prior to the Closing Date, this Agreement shall not constitute an agreement to assign any such Assigned Contract or Order if an attempted assignment without any such consent would constitute a breach or violation thereof. In order, however, to seek to provide the Purchaser the full realization and value of every Assigned Contract and Order of the character described in the immediately preceding sentence (i) at the Closing, the Purchaser and Reliant shall agree on a list of those Assigned Contracts and Orders, if any, that still require consent; (ii) as soon as practicable after the Closing, Reliant and the Purchaser shall cooperate, in all reasonable respects, to obtain any necessary consents to the assignment of the Assigned Contracts and Orders, provided that neither Party shall be required to make any payments or agree to any material undertakings in connection therewith, and (iii) until all such consents are obtained or all such Assigned Contracts and Orders expire or are terminated, Reliant and the Purchaser shall cooperate, in all reasonable respects, to provide to the Purchaser the benefits under the Assigned Contracts and Orders (with the Purchaser entitled to all the gains and responsible for all the losses, Taxes, liabilities and/or obligations thereunder), subject to all burdens and liabilities thereunder. In connection with clause (iii) of this Section 2.5(a), if reasonably requested by the Purchaser, Reliant shall seek to enforce for the benefit of the Purchaser all claims or rights of Reliant arising under the applicable Assigned Contracts and Orders. The Purchaser shall perform and comply with, at the Purchaser’s cost, all of Reliant’s obligations under the Assigned Contracts and Orders as if the Purchaser was Reliant thereunder.

(b)                                 Bundled Contracts. The Parties recognize and agree that the Bundled Contracts cover both the Product and other products of Reliant and that the Bundled Contracts are not being assigned to the Purchaser under this Agreement. Reliant shall use commercially reasonable efforts, at its sole expense and as promptly as reasonably possible, to terminate the Bundled Contracts solely as such contracts relate to the Product.

2.6                                 Licenses and Related Matters.

(a)                                  Grant of Licenses. Subject to the terms and conditions set forth herein, including the payment when due of any payments payable by Purchaser to Reliant under Sections 3.2 and 3.3, Reliant hereby grants to Purchaser, and Purchaser hereby accepts, from and after the Closing Date:

(i)                                     a non-exclusive right and license, under all Intellectual Property Controlled by Reliant on the Closing Date (other than the Axid Mark and the Reliant Brands) and all Necessary Supplemental Reliant Intellectual Property to research, develop, make, have made, use, have used, offer for sale, sell, have sold, import and have imported the Product and/or any Additional Products in the Territory;

(ii)                                  a non-exclusive right and license, under all Intellectual Property Controlled by Reliant on the Closing Date (other than the Axid Mark and the Reliant Brands) and all Necessary Supplemental Reliant Intellectual Property to manufacture and have manufactured the Product and/or any Additional Products outside the Territory solely for importation and sale by Purchaser, its Affiliates (and their licensees and sublicensees) in the Territory; and

(iii)                               the exclusive right and license to use the (A) Oral Solution Mark and (B) the Product Trade Dress, in each case solely to identify the Product or an Additional Product that is not a Combination Product (each, an “Authorized Product”) in connection with the manufacture, use, sale and importation of the Authorized Product within the Territory (and the manufacture of the Authorized Product outside the Territory solely for use, sale and importation within the Territory), during the term of this Agreement and in accordance with the terms hereof. Purchaser shall not at any time use the Axid Mark, Oral Solution Mark or Product Trade Dress or any variations or confusingly similar marks thereto, outside the Territory or in connection with goods other than Authorized Products without Reliant’s prior written approval (which approval Reliant may grant or withhold in Reliant’s sole and absolute discretion).

In consideration of the foregoing license grants, the Purchaser shall pay when due the Milestone Payment and the Sales-Based Contingent Purchase Price Payments set forth in Section 3.2 and Section 3.3, respectively. Reliant shall have the right, in its sole discretion, to immediately terminate any or all of the licenses granted under this Section 2.6(a) in the event that (x) Purchaser shall not have paid the Milestone Payment in full when due (provided that Purchaser shall have a five (5) Business Day cure period after written notice thereof by Reliant and after resolution of any bona fide dispute relating thereto, during which to cure any failure by Purchaser to make such payment when due), or (y) there shall have occurred three (3) Uncured Material Payment Defaults. For purposes of this Agreement, an “Uncured Material Payment Default” shall mean that the Purchaser shall not have paid any Sales-Based Contingent Purchase Price Payment amounts exceeding $[***] in the aggregate (inclusive of any interest due thereon) in full when due for thirty (30) consecutive days commencing on the date Reliant notifies Purchaser of such delinquency; provided, however, that if Purchaser notifies Reliant that Purchaser disputes any such amount that Reliant has notified Purchaser is delinquent within five

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

(5) Business Days after receiving Reliant’s notice of delinquency, and Purchaser’s basis for such dispute is a good faith basis, then for purposes of determining whether an Uncured Material Payment Default has occurred, any time that elapses prior to the resolution of such bona fide dispute shall not count in such determination. In the event Purchaser shall commit an Uncured Material Payment Default but thereafter Purchaser makes all Sales-Based Contingent Purchase Price Payments in full when due for any four (4) consecutive Sales-Based Payment Periods (provided, however, that if Purchaser notifies Reliant that Purchaser disputes any amount that Reliant has notified Purchaser is delinquent within five (5) Business Days after receiving Reliant’s notice of delinquency, and Purchaser’s basis for such dispute is a good faith basis, then for purposes of determining whether Purchaser has made such payment when due, any time that elapses prior to the resolution of such bona fide disputes shall not count in such determination), then one such Uncured Material Payment Default shall cease to be counted for purposes of determining whether the Purchaser has committed three (3) Material Payment Defaults. Reliant shall provide Purchaser with written notice at least five (5) Business Days prior to exercising its termination right under the foregoing clause (y), during which period Purchaser may cure such default by paying all amounts due (including any accrued interest) in full. Notwithstanding the foregoing, nothing herein shall be deemed to limit, restrict or otherwise prevent Reliant from exercising any other rights or remedies available to Reliant with respect to any such payment default, whether at law or in equity. The licenses granted under this Section 2.6(a) shall be treated as licenses of rights to “intellectual property” (as defined in Section 101(56) of Title 11 of the United States Code, as amended (the “Bankruptcy Code”)) for purposes of Section 365(n) of the Bankruptcy Code. The Parties agree that Purchaser may elect to retain and may fully exercise all of its rights and elections under the Bankruptcy Code.

Purchaser agrees that neither Reliant nor any of its Affiliates shall have any obligation to disclose, provide information regarding or otherwise describe to Purchaser or any other party any of the Intellectual Property licensed to Purchaser pursuant to Section 2.6(a)(i) and (ii).

(b)                                 Standards of Use.

(i)                                     All uses by Purchaser of the Oral Solution Mark and Product Trade Dress will be in an appropriate manner, without jeopardizing the significance and distinctiveness or validity of the Oral Solution Mark and Product Trade Dress. Purchaser will use the designation “®” in connection with the Oral Solution Mark as used in the Oral Solution Mark and Product Trade Dress and will comply with all reasonable style and usage standards that Reliant communicates to Purchaser from time to time (“Usage Standards”) as soon as reasonably practicable (i.e., without Purchaser having to incur costs of any significance) following such notice and, in all cases, within six (6) months thereafter. Purchaser shall at its own expense, at the reasonable request of Reliant from time to time, submit to Reliant for approval a reasonable number of production samples of items bearing the Oral Solution Mark or any element of the Product Trade Dress for review. In the event that Reliant reasonably objects to the usage of the Oral Solution Mark or Product Trade Dress in connection with any sample, it shall give written notice of such objection to Purchaser within sixty (60) days of receipt by Reliant of the sample, specifying the way in which such usage of the Oral Solution Mark or Product Trade Dress fails to meet the applicable Usage Standards. Within fifteen (15) days of receipt of such a notice Purchaser shall cease such use of the Oral Solution Mark or Product Trade Dress until such time as Purchaser has corrected such failure in all material respects; provided, however, if Purchaser disputes the results of such inspection such dispute shall be resolved in accordance with the provisions of Section 10.9 of this Agreement on an expedited basis and the Purchaser shall not be required to cease applying the Oral Solution Mark and Product Trade Dress to the applicable item until such time, if any, as such dispute is resolved in favor of Reliant. Purchaser shall not use marks confusingly similar to the Reliant Brands, Oral Solution Mark or any element of the Product Trade Dress and shall notify Reliant of any uses of marks confusingly similar thereto of which it becomes aware and shall take no action of any kind with respect thereto except by the express written authorization of Reliant. Purchaser’s use of the Oral Solution Mark and Product Trade Dress shall inure to the benefit of the trademark owners and Purchaser shall not acquire any ownership rights in or to the Oral Solution Mark or Product Trade Dress or any similar marks as a result of this license.

(ii)                                  Purchaser shall ensure that all Product with respect to which Purchaser utilizes the Oral Solution Mark or Product Trade Dress (and any Additional Product with respect to which Reliant has provided written consent to Purchaser for use of the Oral Solution Mark or Product Trade Dress hereunder) shall be of a quality that meets or exceeds the quality standards of the Product bearing the Oral Solution Mark and Product Trade Dress manufactured, Distributed or sold by or on behalf of Reliant immediately prior to the date of this Agreement. Purchaser shall at its own expense, at the reasonable request of Reliant from time to time, submit to Reliant for inspection samples of the Product (and, as applicable, any Additional Product) in quantities reasonably sufficient for Reliant to verify, using any method or manner of testing and assessment of Reliant’s choosing, that the quality of the Product (and, as applicable, any Additional Product) bearing the Oral Solution Mark and Product Trade Dress manufactured by or for Purchaser meets or exceeds the quality standards of the Product bearing the Oral Solution Mark and Product Trade Dress manufactured, Distributed or sold prior to the date of this Agreement. In the event that Reliant reasonably objects to the usage of the Oral Solution Mark or Product Trade Dress in connection with any such sample, it shall give written notice of such objection to Purchaser within sixty (60) days of receipt by Reliant of the sample, specifying the way in which such usage of the Oral Solution Mark or Product Trade Dress fails to meet the quality standards referred to in this Section 2.6(b)(ii). Within seven (7) days of receipt of such a notice Purchaser shall cease applying the Oral Solution Mark and Product Trade Dress to Product (and/or, as applicable, any Additional Product) until such time as Purchaser has corrected such failure. Purchaser shall not, directly or indirectly, register or seek to register any Trademark or trade dress in any jurisdiction that incorporates or includes the Axid Mark, any of the Reliant Brands or any marks confusingly similar thereto.

(iii)                               In the event that Purchaser seeks to manufacture and package or have manufactured or packaged, and Distribute the Product (or any Additional Product) under any mark or trade dress other than the Oral Solution Mark and Product Trade Dress, Purchaser shall give Reliant at least sixty (60) days prior notice of such alternative mark/trade dress and shall consider in good faith any comments made by

Reliant in respect thereof. In the event that Purchaser ceases use of the Oral Solution Mark and/or Product Trade Dress, the parties agree to consider in good faith any appropriate changes to the license granted under Section 2.6(a)(iii), including, as applicable, a temporary or permanent termination thereof.

(iv)                              Purchaser agrees and acknowledges that it has no rights to any other marks incorporating or otherwise making use of the Axid Mark, other than as specifically licensed to Purchaser under Section 2.6(a)(iii) for use in connection with the identification of Authorized Products. The Oral Solution Mark may not be used in combination with any other Trademark except that Purchaser may affix its own company name and related Trademark as identification of the distributor of the Product in the Product Trade Dress.

(c)                                  Maintenance of Trademarks. Reliant has established, and shall maintain and enforce the Axid Mark during the term of this Agreement at its sole cost and expense; provided, however, that nothing herein shall obligate Reliant to register any other Trademarks in any jurisdiction. Purchaser shall maintain and enforce all other Trademarks during the term of this Agreement at its sole cost and expense; provided, however, that nothing herein shall obligate Purchaser to register any other Trademarks in any jurisdiction.

(d)                                 Infringement. In the event either Party becomes aware of any actual or threatened infringement or misappropriation of the Oral Solution Mark or Product Trade Dress by a third party in the Territory, such Party shall promptly notify the other Party and the Parties shall consult with each other in good faith to determine jointly the best way to prevent such infringement, including, without limitation, by the institution of legal proceedings against such third party. Reliant shall have the first right, but no obligation, at its own expense, to enforce rights in the Oral Solution Mark and the Product Trade Dress against any third party infringer or alleged infringer. In the event that Reliant does not elect to undertake such enforcement within thirty (30) days following Reliant’s receipt of a request from Purchaser to notify Purchaser of Reliant’s decision, then Purchaser shall have the right to undertake such enforcement, at Purchaser’s own expense. If either Party so desires, it may, at its own expense, join an action instituted by the other Party, and the other Party shall not oppose any such attempt. Any and all amounts recovered with respect to such an action shall be applied first to reimburse the Parties for their out-of-pocket expenses (including reasonable attorney’s fees) in prosecuting such infringement or misappropriation. The remainder shall be divided between the Parties in proportion to their relative economic harm resulting from such infringement.

(e)                                  Sublicensing. Prior to the fourth (4th) anniversary of the Initial Sale Date, Purchaser shall not sublicense or (except as permitted by Section 10.1 with respect to the sale of substantially all of the stock or assets of the Purchaser or any merger, consolidation or similar transaction involving Purchaser) assign any of the licenses granted to Purchaser under this Agreement, without Reliant’s prior written consent, which may be granted or withheld in Reliant’s sole discretion. From and after the fourth (4th) anniversary of the Initial Sale Date, and subject to the terms and conditions of this Agreement, Purchaser may sublicense or assign any of the licenses granted to Purchaser under this Agreement to one or more third parties; provided, however, that Reliant’s prior written consent shall be required for any sublicense or (unless otherwise permitted by Section 10.1 with respect to the sale of substantially all of the stock or assets of the Purchaser or any merger, consolidation or similar transaction involving Purchaser) assignment of the license granted under Section 2.6(a)(iii), which consent Reliant may withhold only in the event and for so long as Reliant is unable to obtain any consent of Lilly required under the Lilly Agreement (which Reliant shall use commercially reasonable efforts to obtain) to permit such sublicense or assignment. Any such permitted sublicense or assignment granted by Purchaser shall be subject in all respects to the same terms and conditions contained in this Agreement, and Purchaser shall remain primarily liable and shall be responsible for ensuring that any permitted sublicensees and/or assignees comply with all such terms and conditions. Any such sublicense shall immediately terminate in the event the license grant under which such sublicense is granted or is otherwise derived terminates pursuant to the terms of this Agreement and any such assigned license shall terminate in the event such license grant terminates pursuant to the terms of this Agreement. Notwithstanding the foregoing, Purchaser shall at all times have the right to grant sublicenses in connection with contract manufacturing, contract research and development, and similar arrangements under which Purchaser engages third parties to perform services for Purchaser in furtherance of Purchaser’s exercise of its rights and performance of its obligations hereunder (it being agreed that, during such time as Purchaser is subject to the Detailing requirements under Section 7.9(b), Purchaser shall not have the right to engage any contract sales organization or other third party to perform any such Detailing requirements in lieu of the Purchaser (including, without limitation, pursuant to a co-promotion or similar arrangement).

(f)                                    Retained Rights. Subject to the provisions of Section 7.14, nothing in this Agreement or any Other Agreement shall be interpreted, construed or otherwise deemed to prohibit, restrict or otherwise limit Reliant or any of Reliant’s Affiliates or licensees from developing, manufacturing, marketing or selling anywhere in the world, both within or outside the Territory, any pharmaceutical product (whether branded or generic) containing nizatidine other than the Product in the Territory, including, without limitation, developing and manufacturing within the Territory such pharmaceutical products for sale within or outside the Territory or for internal sales or transfers among Reliant and/or Reliant’s Affiliates. Without limiting the foregoing, Purchaser acknowledges that Reliant retains all rights in the Axid Mark other than those rights in the Oral Solution Mark exclusively licensed to Purchaser hereunder and agrees that Reliant shall have the right to manufacture, have manufactured, use and Distribute pharmaceutical products under the Axid Mark, within or outside of the Territory, other than the Product in the Territory.

(g)                                 Purchaser Right of Reference. Subject to the terms and conditions contained herein, Reliant hereby grants Purchaser a right of reference to all data and information contained or referenced in the IND and the Axid IR NDA, as the same exist as of the date hereof, for use in connection with the commercialization of the Product or any Additional Product in the Territory. Reliant agrees to use its good faith commercially reasonable efforts, at Purchaser’s expense, to cooperate with Purchaser in providing access to such data and information to such third parties as may be necessary or desirable in connection with such commercialization by Purchaser hereunder. In addition, if Purchaser requests that Reliant extend this right of reference to a third party designee, such extension shall be subject to Reliant’s consent, which shall not be unreasonably withheld, delayed or conditioned; provided that, if Purchaser so requests, Reliant shall extend this right of reference to Purchaser’s sublicensees permitted under Section 2.6(e) and Purchaser’s assignees permitted under Section 10.1. Reliant will provide FDA a letter confirming this right of reference at any time within fifteen (15) days of Purchaser’s request and shall take such other actions and execute such other documents as Purchaser may reasonably request to further confirm and give effect to this right of reference.

(h)                                 Reliant Right of Reference. Subject to the terms and conditions contained herein, Purchaser hereby grants Reliant a right of reference to all data and information contained or referenced in the NDA, as the same exists as of the date hereof, and the Pediatric Clinical Trial, in each case for use in connection with the commercialization of Reliant’s nizatidine products. Purchaser agrees to use its good faith commercially reasonable efforts, at Reliant’s expense, to cooperate with Reliant in providing access to such data and information to such third parties as may be necessary or desirable in connection with such commercialization by Reliant hereunder. Purchaser will provide FDA a letter confirming this right of reference at any time within fifteen (15) days of Reliant’s request and shall take such other actions and execute such other documents as Reliant may reasonably request to further confirm and give effect to this right of reference. The Parties agree that they shall enter into customary agreements and procedures relating to the provision and use of such data and information so as to preserve and protect Purchaser’s rights therein.

2.7                                 Reversion of Milestone Patent Following Payment Default. In the event that Reliant shall not have received the Milestone Payment in full in the time periods provided herein (including, as applicable, any notice and cure period), then Purchaser shall transfer, or cause to be transferred, each of the Milestone Patent Rights back to Reliant.

2.8                                 Modification of Milestone Payment Following Certain Patent Issuances. In the event that the Milestone Patent issues without Substantially Equivalent Claims and/or any of the Milestone Patent-Related Applications or other Product Patent Rights being transferred to the Purchaser hereunder results in the issuance of a Patent prior to the issuance of the Milestone Patent, the Parties shall meet and negotiate in good faith an appropriate modification of the amount, conditions and timing of the Milestone Payment (which in no event shall exceed $6,000,000). In the event that the Parties are not able to reach an agreement regarding such modification within thirty (30) days of the issuance of such Patent, they shall resolve the matter in accordance with the provisions of Section 10.9. on the basis of the relative degree to which such issued Milestone Patent (with claims other than Substantially Equivalent Claims) and/or such issued Patent resulting from the Milestone Patent-Related Applications or the other Product Patent Rights provides the Product or Additional Product with market exclusivity as compared to the degree of exclusivity that would have been provided by the Milestone Patent if it had issued with Substantially Equivalent Claims. As used in this Agreement, “Milestone Payment” shall be deemed to include any Milestone Payment as modified pursuant to this Section 2.8.

ARTICLE III
PURCHASE PRICE; ADJUSTMENT

3.1                                 Closing Date. In addition to any other amounts due hereunder, in consideration of the sale, assignment, conveyance, license and delivery of the Acquired Assets (including, the

Inventory) under Article II, Purchaser shall assume the Assumed Liabilities and pay to Reliant, by wire transfer of immediately available funds directly to an account designated by Reliant, the following (the “Closing Date Payment”):

(a)                                  nine million dollars ($9,000,000), plus

(b)                                 eight hundred ninety-nine thousand eight and 26/100 dollars ($899,008.26) (the “Inventory Payment”).

3.2                                 Milestone Payment; Escrow. On the Closing Date, the Purchaser shall deposit, by wire transfer of immediately available funds, an aggregate of six million dollars ($6,000,000) (the “Milestone Payment”) with a third party escrow agent reasonably acceptable to Reliant, which amount shall be held and disbursed by such escrow agent pursuant to the terms and conditions of an Escrow Agreement to be entered into among Purchaser, Reliant and such escrow agent concurrently with the execution of this Agreement. The escrow agreement shall provide that, within five (5) Business Days following delivery by Reliant to Purchaser and the escrow agent of a notice of issuance from the PTO evidencing the issuance of the Milestone Patent with Substantially Equivalent Claims (the “Milestone Payment Date”), subject to the provisions thereof for resolving any dispute with respect to whether such condition has been satisfied, the escrow agent shall release to Reliant the Milestone Payment by wire transfer of immediately available funds directly to an account designated by Reliant. If the Milestone Payment Date has not occurred prior to the second anniversary of the Closing Date, the escrow shall be terminated and the escrowed funds shall be returned to Purchaser (provided, however, that Purchaser shall remain liable to make the Milestone Payment if and when the Milestone Payment Date occurs).

3.3                                 Sales-Based Contingent Purchase Price Payments.

(a)                                  Calculation. In addition to any other amounts due hereunder, subject to the terms and conditions set forth herein, in consideration of the sale, assignment, conveyance, license and delivery of the Acquired Assets, Purchaser shall pay, or cause to be paid, to Reliant the following amounts (the “Sales-Based Contingent Purchase Price Payments”) in accordance with the terms of this Agreement based on Net Sales of the Product and/or any Additional Products as follows:

(i)                                     [***] percent ([***]%) of Net Sales of the Product and/or any Additional Products from the Initial Sale Date through the fifth (5th) anniversary of the Initial Sale Date; and

(ii)                                  [***] percent ([***]%) of Net Sales of the Product and/or any Additional Products from and after the fifth (5th) anniversary of the Initial Sale Date.

For purposes of this Section 3.3, a sale of the Product and/or any Additional Products by Purchaser in the Territory for the purposes of determining Net Sales hereunder will be

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

determined in accordance with GAAP. Notwithstanding the foregoing, in the event that the making, having made, using, offering for sale, selling or importing of Products or Additional Products in the Territory (or making or having made Products or Additional Products outside the Territory for subsequent importation and sale in the Territory) by Purchaser or its Affiliates (or their licensees or sublicensees) infringes any Patent(s) controlled by a third party that also was or would also have been infringed by the Product Line Operations as they were conducted by Reliant on the Closing Date, and such infringement is not subject to Reliant’s indemnification obligations hereunder, the Sales-Based Contingent Purchase Price Payment amounts set forth above will be reduced by [***]% of the amount of any losses, costs, expenses, judgments, royalties and other license fees or other payments, paid or incurred by Purchaser or its Affiliates (or their licensees or sublicensees) on account of such infringement (including for a license to such third party Patent(s)); provided, however, that the Sales-Based Contingent Purchase Price Payments payable to Reliant with respect to Net Sales for any calendar quarter shall not be reduced in aggregate, through the reductions set forth in this Section 3.3, by more than [***]% of the amount that would otherwise be payable (with any amount not deducted due to such deduction limitation carried forward to subsequent calendar quarters).

(b)                                 Payments and Reports. Each Sales-Based Contingent Purchase Price Payment shall be payable in accordance with the provisions of this Section 3.3 no later than thirty (30) days after the end of each Sales-Based Payment Period by wire transfer of immediately available funds directly to a bank account designated by Reliant. Purchaser shall, within thirty (30) days after the end of each Sales-Based Payment Period during the term of this Agreement, provide to Reliant a report setting forth the total Net Sales of the Product and/or any Additional Products in the Territory, the “gross to net” adjustments, and the Sales-Based Contingent Purchase Price Payment due for the preceding calendar quarter (including, in each case, a reasonable description of the underlying calculations or support for such amounts, as applicable) (each, a “Quarterly Payment Report”).

(c)                                  Audits. Reliant shall have the right to audit and validate Purchaser’s Quarterly Payment Reports as well as the information contained in such reports (provided that, in the event that the immediately prior audit did not result in an adjustment in Reliant’s favor, Reliant’s audit right shall not be exercised more than once per calendar year). If the amount owed by Purchaser was underpaid, Purchaser shall pay any additional undisputed amount owed and all accrued interest (calculated at “prime rate” as reported in The Wall Street Journal) thereon to Reliant within five (5) business days after Purchaser’s receipt of notice of such underpayment. If the amount underpaid was in excess of five percent (5%) of the amount owed, the reasonable fees for such audit shall also be paid by Purchaser within five business (5) days after its receipt of notice of same. If Purchaser overpaid any amounts, Reliant shall pay such overpaid amount to Purchaser within five (5) business days of the completion of such audit. Each audit shall be conducted during normal business hours, upon reasonable advance notice and in a manner that does not cause unreasonable disruption to the conduct of business of the Purchaser. Reliant will treat all information subject to review under this Section 3.3(c) in accordance with the provisions of Article IX. Prior to conducting any audit hereunder, Reliant will cause its accounting firm to enter into a reasonably acceptable confidentiality agreement

[***]:  Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

with the Purchaser obligating such accounting firm to maintain all such financial information in confidence.

3.4                                 Purchase Price Allocation. The Closing Date Payment shall be allocated among the Acquired Assets and the licenses granted in Section 2.6 as set forth on Schedule 3.4 (the “Allocation Schedule”). Each of Reliant and Purchaser shall sign and submit all necessary forms to report this transaction for federal, state and foreign income Tax purposes in accordance with the Allocation Schedule as provided in Code Section 1060, and shall not take a position for Tax purposes inconsistent therewith. Any adjustment to the Purchase Price shall be allocated as provided by Code Section 1060. The dollar amount set forth on Schedule 3.4 for Goodwill, Going Concern Value, and Other Section 197 Intangibles shall be adjusted pursuant to the residual method under Section 1060 of the Code as a result of any purchase price adjustments.  The Parties agree that the Milestone Payment will be allocated 100% to the Milestone Patent and that the Closing Date Payment will be allocated in the order that they are received by the Seller to the assets set forth above in the order set forth on Schedule 3.4. The Parties agree that the Sales-Based Contingent Purchase Price Payments will be allocated to the licenses granted under Section 2.6.

3.5                                 Penalty for Late Payments. Any amounts due and owing by Purchaser to Reliant under Sections 3.2 and/or 3.3 that are not paid in full by the respective payment dates provided therein shall accrue interest at the lower of (a) the “prime rate” as reported in The Wall Street Journal plus 400 basis points, and (b) the highest rate allowed under applicable law.

ARTICLE IV
CLOSING

4.1                                 Closing Date. On the terms and subject to the conditions of this Agreement, the Closing shall take place concurrently with the execution of this Agreement by the Parties hereto (the “Closing Date”). The Parties to this Agreement will exchange (or cause to be exchanged) at the Closing the funds, agreements, instruments, certificates and other documents, and do, or cause to be done, all of the things respectively required of each Party as specified in Sections 4.2(a) and 4.2(b).

4.2                                 Transactions at Closing. At the Closing, subject to the terms and conditions hereof:

(a)                                  Reliant’s Actions and Deliveries. Reliant shall:

(i)                                     transfer and convey, or cause to be transferred and conveyed, to Purchaser the Inventory, which Reliant shall deliver to Purchaser, EXW (INCOTERMS 2000) at Reliant’s distribution facility in Columbus, Ohio, which Inventory shall be picked up by or on behalf of Purchaser at such location as soon as reasonably practicable after the Closing Date, but in no event more than five (5) Business Days thereafter;

(ii)                                  execute and deliver, or cause to be executed and delivered, to Purchaser, the Bill of Sale and Assignment and Assumption Agreement, the Assignment of Patents, and the Nizatidine Supply Agreement Assignment;

(iii)          deliver to Purchaser a letter from Reliant to the FDA, duly executed by Reliant, transferring the rights to the Registrations to Purchaser; and

(iv)          deliver to Purchaser such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement and by the Other Agreements, including such documents necessary to record the assignment of the Product Intellectual Property.

(b)           Purchaser’s Actions and Deliveries. Purchaser shall:

(i)            pay to Reliant the Closing Date Payment and Inventory Payment in full by wire transfer of immediately available funds directly to the bank account designated by Reliant;

(ii)           execute and deliver to Reliant the Bill of Sale and Assignment and Assumption Agreement, an Assignment of Patents with respect to any Patents included in the Product Intellectual Property, and the Nizatidine Supply Agreement Assignment;

(iii)          deliver to Reliant a letter from Purchaser to the FDA duly executed by Purchaser, assuming responsibility for Registrations from Reliant, in a form satisfactory to Reliant; and

(iv)          deliver to Reliant such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement and the Other Agreements.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF RELIANT

Except as set forth on the disclosure schedules delivered by Reliant to Purchaser in connection with this Agreement (the “Reliant Disclosure Schedule”) (it being expressly agreed that the disclosures in any section or subsection of the Reliant Disclosure Schedule shall qualify other sections and subsections in this Article V to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections), Reliant hereby represents and warrants to Purchaser as follows:

5.1           Organization. Reliant is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Reliant has all requisite corporate power and authority to own, lease and operate, as applicable, the Acquired Assets.

5.2           Due Authorization. Reliant has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Other Agreements, and the execution and delivery of this Agreement and the Other Agreements and the performance of all of its obligations hereunder and thereunder has been duly authorized by Reliant.

5.3           No Conflicts; Enforceability. The execution, delivery and performance of this Agreement and the Other Agreements by Reliant (a) is not prohibited or limited by, and will not result in the breach of or a default under, any provision of the Articles of Incorporation or Bylaws of Reliant, (b) does not require on the part Reliant any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Authority (other than the letter to the FDA contemplated by Section 4.2(a)(iii)), (c) does not conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material agreement or instrument binding on Reliant or any applicable order, writ, injunction or decree of any court or Governmental Authority to which Reliant is a party or by which Reliant is bound or to which any of its assets is subject, except for such prohibition, limitation, default, notice, filing, permit, authorization, consent, approval, conflict breach or default which would not prevent consummation by Reliant of the transactions contemplated hereby or have a Material Adverse Effect. This Agreement and the Other Agreements have been duly executed and delivered by Reliant, and constitute the legal, valid and binding obligations of Reliant, enforceable against Reliant in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights generally.

5.4           Title; Assets.

(a)           Reliant is the owner of the Acquired Assets, the Oral Solution Mark and the Axid IR NDA free and clear of all Security Interests, and except as set forth on Schedule 5.4 of the Reliant Disclosure Schedule no other Person has any legal title to or beneficial interest in any of the Acquired Assets to be transferred to Purchaser hereunder. At the Closing, Purchaser will receive legal and beneficial title to all of the Acquired Assets free and clear of all Security Interests

(b)           The Acquired Assets and the Intellectual Property licensed to Purchaser pursuant to Section 2.6 constitute (i) all of the Intellectual Property Controlled by Reliant as of the date hereof related to the Product and (ii) all of the other material assets owned by Reliant as of the date hereof and related primarily or exclusively to the Product, in each case necessary to make, have made, use or sell the Product in the locations and in the manner Reliant engaged in such activities as of the Closing Date; provided that, this Section 5.4(b) shall not expand the representations and warranties in Section 5.5(b) as to non-infringement of third party Intellectual Property in relating to the making, having made, using or selling of Products.

5.5           Intellectual Property.

(a)           Except as set forth on Schedule 5.5(a) of the Reliant Disclosure Schedule, the Product Intellectual Property and the Oral Solution Mark are (i) to Reliant’s Knowledge, enforceable and valid, and (ii) freely assignable (except for the Oral Solution Mark, which Reliant has the right to license as set forth herein). None of the Product Intellectual Property or the Oral Solution Mark has been or is the subject of (A) any pending or, to Reliant’s Knowledge, threatened adverse claim, judgment, injunction, order, decree or agreement restricting (x) its use in connection with the Product within the Territory or (y) assignment or license thereof by Reliant, or (B) to Reliant’s Knowledge, any threatened litigation or claim of infringement.

(b)           To Reliant’s Knowledge, there are no circumstances in existence such that the manufacture, import/export, registration, use, sale, offer for sale, promotion or marketing of the Product as currently conducted in the locations and in the manner conducted by Reliant or the current use of the Product Intellectual Property or the Oral Solution Mark in the locations and in the manner currently used by Reliant, infringes or may infringe any Intellectual Property or other legally protectable right of another Person. To Reliant’s Knowledge, the research, development, manufacture, import/export, registration, use, sale, offer for sale, promotion and marketing of the Product by Reliant, its Affiliates, manufacturers, distributors and customers in the locations and in the manner in which Reliant engaged in such activities prior to the Closing Date has not infringed or violated, or constituted a misappropriation of, any Intellectual Property rights of any third party.

(c)           Except as set forth on Schedule 5.5(b), all Product Intellectual Property within the Territory is exclusively owned by Reliant.

(d)           Except as set forth on Schedule 5.5(d) or otherwise contemplated by this Agreement, (i) neither Reliant nor any of its Affiliates has granted any licenses to the Product Intellectual Property or the Oral Solution Mark to third parties within the Territory; (ii) neither Reliant nor any of its Affiliates, nor to Reliant’s Knowledge, any other Person, is party to any agreements with third parties that limit or restrict use of the Product Intellectual Property or the Oral Solution Mark within the Territory or require any payments for their use; and (iii) no other Person has any joint ownership or royalty interest in the Product Intellectual Property or the Oral Solution Mark.

(e)           Reliant has not received notice of, and, to Reliant’s Knowledge, there is no misappropriation or infringement of, any of the Product Intellectual Property or the Oral Solution Mark by any Person within the Territory.

(f)            All issuance, renewal, maintenance and other payments that are or have become due with respect to the Product Intellectual Property and the Oral Solution Mark have been timely paid by or on behalf of Reliant.

(g)           There are no inventorship challenges or interferences declared with respect to any patents or patent applications included in the Product Intellectual Property, or to the Knowledge of Reliant, threatened.

(h)           Reliant and its Affiliates have taken reasonable measures to maintain in confidence all trade secrets and confidential information comprising a part thereof.

(i)            Except for Patents included in the Product Patent Rights, none of the following exist as of the Closing Date or have existed at any time prior to the Closing Date: (i) any continuation, continuation-in-part or divisional of any of the Product Patent Rights, (ii) any United States patent application from which any of the Product Patent Rights claims priority, (iii) any substitute application with respect to any of the Product Patent Rights, (iv) any patent issued with respect to any of the Product Patent Rights or (v) any reissue, reexamination, renewal or extension of any of the Product Patent Rights.

(j)            To Reliant’s Knowledge, Reliant and its Affiliates have complied with their duty of candor and disclosure to the PTO with respect to all of the Product Patent Rights.

5.6           Litigation. There is no action, suit, litigation or proceeding pending or, to Reliant’s Knowledge, threatened, and there is to Reliant’s Knowledge no claim, governmental investigation or administrative action pending or threatened directly or indirectly involving Reliant (or to Reliant’s Knowledge, any third party) related to the Product, the Product Line Operations or the transactions contemplated hereby, which has had or would, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.

5.7           Consents. Except as set forth on Schedule 5.7, no notice to, filing with, authorization of, exemption by, or consent of, any Person, including any Governmental Authority, is required for Reliant to consummate the transactions contemplated hereby.

5.8           Brokers, Etc. No broker, investment banker, agent, finder or other intermediary acting on behalf of Reliant or under the authority of Reliant is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated hereby.

5.9           Compliance with Laws. The Registrations and all such other permits, government licenses, registrations, approvals, concessions, franchises and authorizations required for the manufacturing, marketing, sale and distribution of the Product in the Territory are in full force and effect. Except for the matters set forth under Sections 5.11(d), (e) and (f), Reliant is in material compliance with all applicable Laws relating to the Product and the Acquired Assets.

5.10         Best Price. Schedule 5.10 sets forth the “Best Price” (as defined at 42 U.S.C. § 1396r-8(c)(1)(C)) and Average Manufacturers Price (“AMP”) (as defined at 42 U.S.C. § 1396r-8(k)(1)) for the Product for the two most recently ended calendar quarters.

5.11         Regulatory Matters.

(a)           All existing Registrations held by Reliant as of the date of this Agreement are set forth in Schedule 1.1.102. Reliant is the sole and exclusive owner of the Registrations. Reliant has delivered to the Purchaser true and correct copies of the Registrations and has made available to the Purchaser copies of material written communications between Reliant, on the one hand, and the FDA or any other applicable Medical Product Regulatory Authority, on the other hand, since October 11, 2000 (the “Reliant Acquisition Date”), and any existing written summaries of material discussions between Reliant and the FDA or any other applicable Medical Product Regulatory Authority since the Reliant Acquisition Date, including, without limitation, copies of (i) all warning letters, FD-483s, notices of adverse findings and similar correspondence received by Reliant from the FDA since the Reliant Acquisition Date, (ii) all audit reports relating to audits for compliance with the Act performed since the Reliant Acquisition Date and submitted to the FDA; (iii) any document concerning any significant oral or written communication received from the FDA by Reliant (whether directly or via any third party) since the Reliant Acquisition Date; and (iv) any written notification from the FDA or any other applicable Medical Product Regulatory Authority indicating that the Product is misbranded or adulterated as defined in the Act. Reliant has delivered any of the foregoing materials sent to or received by the third party manufacturer of the Product that are currently in Reliant’s possession.

(b)           The promotion, distribution, marketing and sale and, to Reliant’s Knowledge, manufacture of the Product in the Territory has been conducted in compliance with the Registrations and all applicable Laws, including the Act and the PDM Act. The Registrations required for the manufacturing, promotion, marketing, sale and distribution of the Product in the Territory are in full force and effect.

(c)           There are no proceedings pending against Reliant or, to Reliant’s Knowledge, threatened which could result in the revocation, cancellation or suspension of any Registrations listed in Schedule 1.1.102.

(d)           Reliant is in compliance in all material respects with all Laws applicable to the ownership, operation, storage, distribution, marketing, pricing, sale, promotion, warehousing, packaging, labeling, handling and/or testing of the Product and the Acquired Assets and, to the Knowledge of Reliant, has not received any notice that any non-compliance of the foregoing or any notice of manufacturing non-compliance is being alleged, in each case except to the extent that such non-compliance has been remedied or to the extent the failure to comply therewith has not had a Material Adverse Effect.

(e)           Reliant has not received any written or, to Reliant’s Knowledge, other notice of proceedings from a Governmental Authority alleging that the Product or any of the Acquired Assets or the ownership, manufacturing, operation, storage, distribution, marketing, pricing, sale, promotion, warehousing, packaging, labeling, handling and/or testing thereof is in violation of any applicable Law and such violation has not been remedied, except for such violations that would not reasonably be expected to have Material Adverse Effect.

(f)            Reliant has completed and timely filed all annual or other reports required by the FDA or other Medical Product Regulatory Authority in order to maintain the Registrations.

5.12         Contracts. Reliant has made available or delivered to the Purchaser a complete and accurate copy of each Assigned Contract and Order and the Nizatidine Supply Agreement. The Assigned Contracts and Orders, the Lilly Agreement and the Nizatidine Supply Agreement include all of the contracts and agreements to which Reliant is a party that relate primarily or exclusively to the Product Line Operations, other than the Bundled Contracts and the Excluded Contracts. All of the Assigned Contracts and Orders, the Nizatidine Supply Agreement and, solely to the extent related to the Product, the Bundled Contracts (a) are in full force and effect, (b) are valid and binding and are enforceable in accordance with their terms against Reliant and, to Reliant’s Knowledge, all other parties thereto, and (c) in the case of the Assigned Contracts and Orders, are freely assignable to the Purchaser pursuant to this Agreement without the consent of any party thereto. No condition exists or event has occurred as a result of action or inaction by Reliant or any other Person that, with notice or lapse of time or both, would constitute a default of any Assigned Contract or Order or Bundled Contract by Reliant, or to the Knowledge of Reliant, by any other party thereto or constitutes a Force Majeure Event or other claim of excusable delay or non-performance under any Assigned Contract or Bundled Contract against Reliant, or to the Knowledge of Reliant, against any other party thereto. The Lilly Agreement as heretofore delivered by Reliant to Purchaser represents the complete agreement and understanding between Reliant and Lilly relating to the Product and the Oral Solution Mark. The Lilly Agreement has not been modified, supplemented or amended, other than by amendments thereto provided to Purchaser prior to the Closing Date. No circumstance or condition exists as of the Closing Date that, under the terms of the Lilly Agreement, could result in the termination of any license granted in the Lilly Agreement of rights that are sublicensed to Purchaser hereunder or a requirement that any Intellectual Property right assigned or licensed to Purchaser hereunder be assigned to Lilly or any third party.

5.13         Permits. Schedule 5.13 lists all permits, licenses, franchises or authorizations from any Governmental Authority held by Reliant that relate solely to the Product or the Product Line Operations (collectively, the “Applicable Permits”). Each Applicable Permit is in full force and effect and Reliant is not in violation of or default under any Applicable Permit. No suspension or cancellation of any such Applicable Permit has been threatened against Reliant in writing.

5.14         Product Liability. Since January 1, 2001, there have been no and, to Reliant’s Knowledge, there are no currently threatened, product liability, warranty or other similar claims by any third party (whether based in contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from the marketing or sale of the Product by Reliant.

5.15         Insurance. Schedule 5.15 contains a complete and correct list of all material policies of insurance covering the Acquired Assets, true and complete copies of which have been delivered or made available to the Purchaser. All such policies are in full force and effect. Reliant is not in default under any provision contained in any such insurance policy relating to the Product Line Operations which would reasonably be expected to have a material adverse effect upon the ability of the insured to collect insurance proceeds under such policy. No written notice of cancellation or non-renewal with respect to such policy has been received by Reliant.

5.16         Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS ARTICLE V, RELIANT IS MAKING NO REPRESENTATION OR WARRANTY (INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, NON INFRINGEMENT OR ANY OTHER IMPLIED OR EXPRESS WARRANTIES WHATSOEVER) AS TO THE ACQUIRED ASSETS, THE INTELLECTUAL PROPERTY LICENSED HEREUNDER, THE PRODUCT OR THE PRODUCT LINE OPERATIONS, AND PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE PROVIDED HEREIN, RELIANT IS SELLING, CONVEYING AND LICENSING SUCH ASSETS AND RIGHTS ON AN “AS IS, WHERE IS” BASIS.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Reliant as follows:

6.1           Organization. Purchaser is a corporation duly organized and validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

6.2           Due Authorization. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Other Agreements, and the execution and delivery of this Agreement and the Other Agreements and the performance of all of its obligations hereunder and thereunder has been duly authorized by Purchaser.

6.3           No Conflicts; Enforceability. The execution, delivery and performance of this Agreement and the Other Agreements by Purchaser (a) is not prohibited or limited by, and will not result in the breach of or a default under, any provision of the Articles of Organization or Bylaws of Purchaser, (b) does not require on the part Purchaser any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Authority (other than the letter to the FDA contemplated by Section 4.2(b)(iii)), (c) does not conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material agreement or instrument binding on Purchaser or any applicable order, writ, injunction or decree of any court or Governmental Authority to which Purchaser is a party or by which Purchaser is bound or to which any of its assets is subject, except for such prohibition, limitation, default, notice, filing, permit, authorization, consent, approval, conflict breach or default which would not prevent consummation by Purchaser of the transactions contemplated hereby or be reasonably likely to result in a Material Adverse Effect following the Closing. This Agreement and the Other Agreements have been duly executed and delivered by Purchaser, and constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights generally.

6.4           Litigation. Except as set forth in Schedule 6.4, there is no action, suit, litigation, proceeding, claim, governmental investigation or administrative action pending or, to Purchaser’s knowledge, threatened, directly or indirectly involving Purchaser (or to Purchaser’s knowledge, any third party) that would prohibit, hinder or otherwise impair Purchaser’s ability to perform its obligations hereunder or under the Other Agreements, including the assumption of the Assumed Liabilities.

6.5           Consents. No notice to, filing with, authorization of, exemption by, or consent of, any Person, including any Governmental Authority, is required for Purchaser to consummate the transactions contemplated hereby and by the Other Agreements.

6.6           Brokers, Etc. Except for Corporate Development Specialists, Inc., no broker, investment banker, agent, finder or other intermediary acting on behalf of Purchaser or under the authority of Purchaser is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated hereby. Reliant has and shall have no liability to Corporate Development Specialists, Inc. as a result of or in connection with the transactions contemplated by this Agreement and the Other Agreements.

6.7           Financing. Purchaser has cash on hand or existing lines of credit to provide, in the aggregate, monies sufficient to fund the Closing Date Payment and the Milestone Payment.

6.8           Independent Investigation. In making the decision to enter into this Agreement and the Other Agreements and to consummate the transactions contemplated hereby and thereby, other than reliance on the representations, warranties, covenants and obligations of Reliant set forth in this Agreement and in the Other Agreements, Purchaser has relied solely on its own independent investigation, analysis and evaluation of the Product (including Purchaser’s own estimate and appraisal of the value of the financial condition, assets, operations and prospects of the Product).

ARTICLE VII
COVENANTS; OTHER AGREEMENTS

7.1           Availability of Records. After the Closing, Purchaser and Reliant shall make available to each other Party and its Affiliates, agents and representatives during normal business hours when reasonably requested, all information, records and documents in its possession relating to the Acquired Assets, the Assumed Liabilities and/or the Product, for all periods prior to Closing and shall preserve all such information, records and documents until the later of: (i) six (6) years after the Closing; (ii) the expiration of all statutes of limitations for assessing or collecting Taxes for periods ending on or prior to the Closing and periods including the Closing Date, including extensions thereof applicable to Reliant or the Purchaser; or (iii) the required retention period under any applicable Laws for all such information, records or documents (it being understood that the Parties shall not be required to provide any Tax returns to any Person, other than as required by applicable Laws). Purchaser and Reliant shall also make available to each other during normal business hours, when reasonably requested, personnel responsible for preparing or maintaining information, records and documents, in connection with Tax matters, governmental contracts, litigation or potential litigation, each as it relates to the Product, Acquired Assets or Assumed Liabilities prior to the Closing Date (with respect to Reliant) or from and after the Closing Date (with respect to Purchaser), including, without limitation, product liability and general insurance liability. With respect to any litigation and Claims (other than litigation and Claims between Reliant and Purchaser), the Parties shall render reasonable assistance to each other in defending such litigation or Claim.

7.2           Use of Trade or Service Marks. Other than pursuant to this Agreement, Purchaser shall not use or permit any of its Affiliates or distributors to use any of the Reliant Brands or any other corporate, trademarks or service marks or names now or hereafter owned or used by Reliant or any of its Affiliates.

7.3           Tax Matters; Bulk Sales.

(a)           Tax Matters. After the Closing Date, Purchaser and Reliant shall cooperate in filing of any Tax returns or other Tax-related forms or reports, to the extent such filing requires providing each other with necessary relevant records and documents relating to the Acquired Assets or the Product, or providing reasonable access to employees. Reliant and Purchaser shall cooperate in the same manner:  (i) in defending or resolving any Tax audit, examination or Tax-related litigation relating to the Acquired Assets or the Product; and (ii) to minimize any transfer, sales and use Taxes and notarial and registry fees and recording costs.

(b)           Inventory Resale Certificates. At the Closing, Purchaser shall execute and deliver to Reliant resale certificates for all Inventory sold to Purchaser.

(c)           Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the appropriate Party when due, and such Party will file all necessary Tax returns and other documentation with respect to such transfer, documentary, sales, use, stamp, registration and other Taxes and fees. The costs of any such transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest), if any, shall be split equally between the Parties.

(d)           Bulk Sales Laws. Reliant and Purchaser waive compliance with bulk sales laws in connection with the sale of the Acquired Assets.

7.4           Accounts Receivables. The Parties acknowledge and agree that all Accounts Receivable shall remain the property of Reliant and Reliant’s Affiliates and shall be collected by Reliant or Reliant’s Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Purchaser or Purchaser’s Affiliates receives any payments from any obligor with respect to an Account Receivable outstanding on the Closing Date, then Purchaser shall within thirty (30) days of receipt of such payment remit the full amount of such payment to Reliant. In the case of the receipt by the Purchaser of any payment from any obligor of both Reliant and the Purchaser then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Purchaser with the excess, if any, remitted to Reliant. In the event that, subsequent to the Closing, Reliant or Reliant’s Affiliates receives any payments from any obligor with respect to an account receivable of the Purchaser for any period after the Closing Date, then Reliant shall within thirty (30) days of receipt of such payment remit the full amount of such payment to the Purchaser. In the case of the receipt by Reliant of any payment from any obligor of both Reliant and the Purchaser then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Reliant with the excess, if any, remitted to the Purchaser.

7.5           Product Returns. Purchaser shall be responsible for processing all Product returns from and after the Closing Date, other than any returns of Product distributed by Reliant prior to the Closing Date (“Reliant-Distributed Product”), which Reliant shall be responsible for processing. In the event that any Reliant-Distributed Product is returned to Reliant and/or Reliant grants a credit to its customer in respect thereof, Reliant shall submit an invoice for such amounts to Purchaser requesting reimbursement therefor. Purchaser shall reimburse Reliant for such amounts within thirty (30) days of its receipt of each such invoice, up to a maximum aggregate amount of $[***]. Notwithstanding any provision herein to the contrary, Purchaser shall not interfere with the sell though of Reliant-Distributed Product in the ordinary course and shall not take any actions to encourage or otherwise affirmatively cause Reliant’s customers to return Reliant-Distributed Product (it being agreed that Purchaser’s commencement of promotion, distribution and sale activities with respect to the Product as contemplated by the Marketing Plan shall not be deemed an action to encourage or otherwise affirmatively cause Reliant’s customers to return Reliant-Distributed Product).

7.6           Notification of Customers. Promptly after the Closing, Purchaser and Reliant shall jointly notify all wholesale distributors of the Product (a) of the transfer of the Acquired Assets to Purchaser, (b) that all purchase orders for the Product received by Reliant or any of its Affiliates prior to the Closing Date but not shipped prior to 11:59 p.m. (EST) on the Closing Date will be transferred to Purchaser (provided, that, to the extent that any purchase order cannot be so transferred, Reliant and Purchaser shall cooperate with each other to ensure that such purchase order is filled and that Purchaser receives the same economic benefit and assumes the same liability associated with filling such purchase order as if such purchase order had been so transferred), and (c) that all purchase orders for the Product received after the Closing Date should be sent to Purchaser at 60 Columbian Street West, PO Box 850929, Braintree, MA 02185-0929. Purchaser and Reliant shall agree upon an appropriate notice to wholesalers with respect to the transfer of chargeback submissions to the Purchaser effective thirty (30) days after the Closing Date.

7.7           Medicaid and Other State Rebates.

(a)           NDC Numbers. Following the Closing Date, Purchaser shall obtain its own NDC number and shall use commercially reasonable efforts to have in place as soon as reasonably practicable all resources such that sales can be accomplished under the NDC number of Purchaser. Thereafter, Purchaser shall use its new NDC number on all invoices, orders and other communications with customers and Governmental Authorities.

(b)           Payment of Rebates. Reliant shall pay any Medicaid Government Rebates due or payable with respect to Product sold under Reliant’s NDC number. With respect to Product sold by the Purchaser after the Closing Date under Reliant’s NDC number, the Purchaser shall reimburse Reliant, within thirty (30) days of receipt of an invoice therefor, all Medicaid Government Rebates due or payable with respect to such product sold by the Purchaser. The Purchaser shall pay any Medicaid Government Rebates due or payable with respect to Product sold under the Purchaser’s NDC number.

7.8           Website Information. Within twenty (20) days following the Closing Date, Reliant shall remove the Product from its website.

7.9           Promotional Minimums.

(a)           Marketing Plan. Within thirty (30) calendar days after the Closing Date and no later than each November 30th of each calendar year thereafter ending prior to January 1, 2010, Purchaser will develop and deliver to Reliant a marketing plan regarding the Distribution and commercialization of the Product and/or any Additional Products in the Territory for the following calendar year (or, with respect to the initial marketing plan, for the balance of 2005) (each, a “Marketing Plan”). Each Marketing Plan shall include, among other things, (i) a description of strategy and positioning implementation and the key marketing issues, and a Distribution strategy for the Product and/or any Additional Products in the Territory, and (ii) the goals and objectives for Distributing the Product and/or any Additional Products in the Territory in the Territory and shall identify in reasonable detail the total Details to be performed by Purchaser to support the Product during such year. Purchaser shall consider in good faith any comments or recommendations of Reliant regarding any Marketing Plan.

(b)           Detailing Requirements. Notwithstanding any provision herein to the contrary, Purchaser shall commence active promotion and Distribution of the Product no later than September 6, 2005; provided, however, that Purchaser shall use its commercially reasonable efforts to commence such promotion as soon as practicable after the date hereof following receipt of Product and sufficient distribution into the channel to cover anticipated orders. Prior to a Generic Entry, if any, Purchaser shall conduct Detailing for the Product and/or Additional Product(s) as follows (and the applicable Marketing Plans shall reflect such requirements):

(i)            during the period from the Closing Date through the first anniversary of the Initial Sale Date (the “First Promotion Year”), Purchaser shall perform a minimum of [***] Primary Position Details of the Product and/or Additional Product(s);

(ii)           during the period following the first anniversary of the Initial Sale Date through the second anniversary of the Initial Sale Date (the “Second Promotion Year”), Purchaser shall perform a minimum of [***] Primary Detail Equivalents for the Product and/or Additional Product(s);

(iii)          during the period following the second anniversary of the Initial Sale Date through the third anniversary of the Initial Sale Date (the “Third Promotion Year”), Purchaser shall perform a minimum of [***] Primary Detail Equivalents for the Product and/or Additional Product(s); and

(iv)          following the third anniversary of the Initial Sale Date, Purchaser shall use commercially reasonable efforts to Distribute the Product and/or Additional Products in the Territory in a manner at least as favorable as Purchaser’s Distribution of other products with similar market potential;

provided, however, that the periods identified in Sections 7.9(b)(i), (ii) and (iii) shall be tolled upon the occurrence and for the duration of any Force Majeure Event (and any reference to the First/Second/Third Promotion year shall be deemed to refer to any such extended periods), and shall recommence upon the resolution thereof.

(c)           Liquidated Damages for Failure to Meet Detailing Requirements. In the event that Purchaser shall not have conducted all of the required Details for the Product as provided in Section 7.9(b), then:

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(i)            with respect to the First Promotion Year or the Second Promotional Year, any shortfalls in the number of Primary Position Details or Primary Detail Equivalents, as applicable, actually conducted compared to the required number under Section 7.9(b), up to a maximum of five percent (5%), shall be added to required number of Primary Detail Equivalents for the following promotion year;

(ii)           with respect to the First Promotion Year, Purchaser shall pay to Reliant an amount equal to $[***] times the difference between the actual number of Primary Position Details conducted by Purchaser during such year and [***] (i.e., [***]% of the Primary Position Details required to be conducted during the First Promotion Year);

(iii)          with respect to the Second Promotion Year, Purchaser shall pay to Reliant an amount equal to $[***] times the difference between the actual number of Primary Detail Equivalents conducted by Purchaser during such year and [***]% of the number of Primary Detail Equivalents required to be conducted during such year (i.e., [***] plus any amounts carried forward from the First Promotion Year pursuant to Section 7.9(c)(i)); and

(iv)          with respect to the Third Promotion Year, Purchaser shall pay to Reliant an amount equal to $[***] times the difference between the actual number of Primary Detail Equivalents conducted by Purchaser during such year and the number of Primary Detail Equivalents required to be conducted during such year (i.e., [***] plus any amounts carried forward from the Second Promotion Year pursuant to Section 7.9(c)(i)).

All amounts payable hereunder shall be paid by Purchaser within sixty (60) days of the end of the applicable promotion year, and such payments shall constitute liquidated damages in full and final satisfaction of any claims for Losses suffered or incurred by Reliant as a result of the failure by Purchaser to conduct the required number of Details under this Agreement.

(d)           Compensation of Sales Representatives. Until the third anniversary of the Initial Sale Date (or, if earlier, the date of Generic Entry), Purchaser shall structure and effect the compensation, including incentive compensation, of its Sales Representatives in such a manner so as not to discriminate against the allocation of calling effort described in the then applicable Marketing Plan or the Product and/or any Additional Product.

7.10         Promotional Reports. Purchaser shall, within fifteen (15) days after the end of each calendar quarter during the period commencing on the Closing Date through the fifth (5th) anniversary of the Initial Sale Date, provide to Reliant a report setting forth the total number of Details performed by the Purchaser’s Sales Representatives during such calendar quarter (broken down by medical professional and the type of Detail performed) (each, a “Promotional Report”). Reliant shall have the right, upon prior written notice to Purchaser and at such reasonable times, to audit and validate Purchaser’s Promotional Reports, as well as the information contained in

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such reports (provided that, in the event that the immediately prior audit did not result in any discrepancies in Reliant’s favor, Reliant’s audit right shall not be exercised more than once per calendar year).

7.11         Clinical Trials. Purchaser intends, within six (6) months after the date hereof, to commence a program for the dosing of patients in connection with a clinical trial for the purpose of obtaining approval from the applicable Governmental Authorities for use of the Product in pediatric patients aged one (1) month to twelve (12) years for the indications specified on the labeling for the Product on the date hereof. In the event that the actual costs and expenses incurred in connection with the Pediatric Clinical Trial presently required by the FDA pursuant to the NDA exceed $2,000,000, then Reliant agrees that it shall reimburse Purchaser, in the manner provided in this Section 7.11, for fifty percent (50%) of the actual documented costs and expenses in excess of $2,000,000 that are reasonably incurred by Purchaser in connection with the Pediatric Clinical Trial (as such costs and expenses shall be supported by customary documentation as may be reasonably requested by Reliant); provided, however, that in no event shall Reliant’s maximum aggregate liability under this Section 7.11 exceed $750,000; provided, further, that Purchaser shall be solely responsible for all costs and expenses related to the Pediatric Clinical Trial up to $2,000,000 and in excess of $3,500,000. Any amounts payable by Reliant hereunder shall be reimbursed by dollar-for-dollar offset against amounts otherwise payable by Purchaser to Reliant hereunder and, in no event, shall Reliant be required to fund any of such reimbursement amounts out of Reliant’s own funds or any source other than from the amounts payable to Reliant hereunder.

7.12         Regulatory Matters.

(a)           Compliance with Laws. Purchaser will comply with all applicable Laws related to the performance of its obligations hereunder. Without limiting the generality of the foregoing sentence, Purchaser shall comply with all applicable Laws (including, without limitation, the Act and the PDM Act) and applicable regulatory approvals related to the importing, handling, storing, labeling, Distributing, adverse event reporting, and recordkeeping of the Product and any Additional Products in the Territory. Purchaser will each keep all records and reports required to be kept by applicable Laws, and will make its facilities available at reasonable times during business hours for inspection by representatives of Governmental Authorities.

(b)           Regulatory Approvals. Purchaser shall be responsible for all regulatory matters in connection with the Product and any Additional Products, including maintenance of the Registrations and compliance with the stability testing and clinical study requirements set forth therein. Reliant shall reasonably cooperate with Purchaser to allow Purchaser to fulfill any reporting or other regulatory requirements under the Act or under any other applicable Law with respect to the Product in the Territory. Except as required by Applicable Law or as set forth herein, Reliant shall not interface, correspond or otherwise meet with the FDA or other Governmental Authorities with respect to regulatory matters related to the Product or any Additional Products in the Territory without the prior written consent of Purchaser.

(c)           Pharmacovigilance. Purchaser shall be responsible for all processing of information related to any adverse events related to the Product and any Additional Products in the Territory. During the Term, each Party shall report to the other Party any actual or alleged Adverse Reaction Information with respect to the Product and/or any Additional Products of which it becomes aware promptly after initial receipt of the information by such Party; provided, however, that neither Party shall be obligated to report such information to the other Party prior to the time that, or in other than the form in which, it is required to report such information to the FDA. For the purpose of this Agreement, “Adverse Reaction Information” includes, without limitation, information relating to any experience with respect to the Product and/or any Additional Products in the Territory that (a) suggests a significant hazard, contraindication, side effect or precaution not identified in the labeling of the Product and/or any Additional Products, (b) is fatal or life threatening, (c) is permanently disabling, (d) requires or prolongs inpatient hospitalization, (e) involves a congenital anomaly or (f) is adverse and one not identified in nature, specificity, severity or frequency in the labeling for the Product and/or any Additional Products. As soon as reasonably practicable following the date of this Agreement, the pharmacovigilance department of Purchaser shall inform Reliant of the approach to be taken for the collection, review, assessment, tracking and filing of information related to adverse events associated with the Product and/or any Additional Products, consistent with the provisions of this Section 7.12(c). If requested by Reliant, such approach shall be documented in a separate written pharmacovigilance agreement between Purchaser and Reliant. Reliant agrees to share relevant information it receives (either directly or indirectly) with Purchaser in a timely manner so as to allow Purchaser to comply with its responsibility to process pharmacovigilance information under this Section 7.12(c).

(d)           Assistance. During the term of this Agreement, each Party shall report to the other Party any notification of any action by, or notification or other information which it receives (directly or indirectly) from, any Governmental Authority in the Territory (together with copies of correspondence related thereto), which (i) raises any material concerns regarding the safety or efficacy of any Product and/or any Additional Products, (ii) indicates or suggests a potential material liability for either Party to third parties arising in connection with the Product and/or any Additional Products, or (iii) indicates a reasonable potential for a need to initiate a recall, market withdrawal or similar action with respect to the Product and/or any Additional Products. In addition, each Party shall make its respective facilities available at reasonable times during business hours for inspection by representatives of Governmental Authorities with respect to the Product and, in the case of Purchaser, any Additional Products. Information to be disclosed pursuant to this Section 7.12(d) shall include, to the extent such information otherwise satisfies the requirements set forth in the preceding sentence, but not be limited to:

(i)            inquiries by such Governmental Authorities concerning clinical investigation activities (including inquiries of investigators, clinical monitoring organizations and other related parties) relating to any Product and/or any Additional Products, and any responses related thereto, in each case in the Territory;

(ii)           any communication from Governmental Authorities in the Territory pertaining to the manufacture, Detailing, sale or Distribution of the Product and/or any Additional Products, and any responses related thereto, in each case in the Territory;

(iii)          any other Governmental Authority reviews or inquiries relating to the Product and/or any Additional Products, and any responses related thereto, in each case in the Territory;

(iv)          receipt of a warning letter, untitled letter or any other related Governmental Authority action relating to the Product and/or any Additional Products, and any responses related thereto, in each case in the Territory; and

(v)           an initiation of any Governmental Authority investigation, detention, seizure or injunction concerning the Product and/or any Additional Products in the Territory.

(e)           Medical Inquiries. Following the Closing Date, Purchaser shall be responsible for handling all medical questions or inquiries in the Territory with regard to the Product and/or any Additional Products, and Reliant shall immediately refer any medical questions or inquiries it receives relating to the Product and/or any Additional Products to Purchaser in accordance with all applicable Laws.

7.13         Restrictions on Competition by Purchaser. Prior to the [***] anniversary of the Initial Sale Date or, if earlier, the first date Purchaser is no longer commercializing the Product or an Additional Product in the Territory, except with respect to the Product or any Additional Product, Purchaser shall not, within the Territory, either directly or through a Subsidiary:

(a)           promote or directly market [***] in any form to the pediatric market; or

(b)           promote or directly market any pharmaceutical product indicated for the treatment of [***] to the pediatric market.

The restrictions set forth in (a) and (b) above shall not prohibit Purchaser from acquiring, directly or indirectly, any business or interest in any Person, whether as a proprietor, partner, shareholder, joint venturer, trustee or in any other capacity whatsoever, that otherwise would violate the restrictions contained in this Section 7.13 (such business or activities, a “Purchaser Restricted Business”); provided, however, that Purchaser shall cease to engage in or otherwise terminate any Purchaser Restricted Business as soon as practicable thereafter (and in any event within 90 days after the date of such acquisition); provided, further, that in the event Purchaser elects to divest such Purchaser Restricted Business, then, prior to divesting the Purchaser Restricted Business, it shall provide prior written notice to Reliant of its election and, if requested by Reliant, shall negotiate in good faith with Reliant for the sale of the Purchaser Restricted Business for a period of sixty (60) days. Notwithstanding the foregoing, a change of control with respect to Purchaser or the acquisition of Purchaser by a third party shall not constitute the acquisition of a Purchaser Restricted Business by Purchaser and the restrictions provided in the

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first sentence of this Section 7.13 shall not apply to any direct or indirect parent of Purchaser or any Person that acquires Purchaser; provided, however, that the provisions in this Section 7.13 shall continue to apply to Purchaser and any Affiliate of Purchaser directly owning the Product Intellectual Property following any such change of control or acquisition transaction.

7.14         Restrictions on Competition by Reliant. Prior to the [***] anniversary of the Initial Sale Date or, if earlier, the first date Purchaser is no longer commercializing the Product or an Additional Product in the Territory, and so long as Purchaser is not otherwise in default of its obligations under this Agreement, Reliant shall not, within the Territory, either directly or through a subsidiary:

(a)           promote or directly market [***] in any form to the pediatric market; or

(b)           promote or directly market any pharmaceutical product indicated for the treatment of [***] to the pediatric market.

The restrictions set forth in (a) and (b) above shall not prohibit Reliant from acquiring, directly or indirectly, any business or interest in any Person, whether as a proprietor, partner, shareholder, joint venturer, trustee or in any other capacity whatsoever, that otherwise would violate the restrictions contained in this Section 7.14 (such business or activities, a “Reliant Restricted Business”); provided, however, that Reliant shall cease to engage in or otherwise terminate any Reliant Restricted Business as soon as practicable thereafter (and in any event within 90 days after the date of such acquisition); provided, further, that in the event Reliant elects to divest such Reliant Restricted Business, then, prior to divesting the Reliant Restricted Business, it shall provide prior written notice to Purchaser of its election and, if requested by Purchaser, shall negotiate in good faith with Purchaser for the sale of the Reliant Restricted Business for a period of sixty (60) days. Notwithstanding the foregoing, a change of control with respect to Reliant or the acquisition of Reliant by a third party shall not constitute the acquisition of a Reliant Restricted Business by Reliant and the restrictions provided in the first sentence of this Section 7.14 shall not apply to any direct or indirect parent of Reliant or any Person that acquires Reliant; provided, however, that the provisions in this Section 7.14 shall continue to apply to Reliant and any Affiliate of Reliant directly owning the Intellectual Property of Reliant relating to nizatidine and the Axid product line following any such change of control or acquisition transaction.

7.15         Amendments to Lilly Agreement. Reliant agrees that it shall not amend, modify or supplement the Lilly Agreement in any manner that would adversely affect Purchaser’s rights under this Agreement, or take any action or omit to take any action, which would reasonably be expected to adversely affect Purchaser’s rights under this Agreement with respect to the Acquired Assets, the Oral Solution Mark, the right of reference to the Axid IR NDA, the Products or the Additional Products (including without limitation by resulting in the termination of any license or in the transfer to Lilly of any Intellectual Property right), without the consent of Purchaser.

7.16         Enforcement of Certain Rights Under Lilly Agreement. Reliant agrees that, upon Purchaser’s reasonable written request and at Purchaser’s sole cost and expense, it shall use its commercially reasonable efforts (including, if reasonably requested by Purchaser, the commencement of litigation) to enforce against Lilly, for Purchaser’s benefit, the restriction set forth in the final sentence of Section 7.13 of the Lilly Agreement with respect to Products, Additional Products and products that compete with Products or Additional Products, provided that Purchaser shall have demonstrated to Reliant’s reasonable satisfaction that it would suffer material harm absent such enforcement.

ARTICLE VIII
INDEMNIFICATION AND SURVIVAL

8.1           Indemnification by Reliant. To the extent set forth in this Section 8.1, Reliant agrees to indemnify and hold harmless Purchaser, its Affiliates, officers, directors, managers, members, employees, agents, assignees and successors (collectively, “Purchaser Indemnified Parties”), at all times from and against and in respect of all Losses which any Purchaser Indemnified Party may suffer or incur either directly or in connection with of a third party claim, to the extent arising out of or based upon:

(a)           any breach of any of the representations or warranties of Reliant set forth in this Agreement or any of the Other Agreements;

(b)           any breach of any of the covenants or agreements of Reliant set forth in this Agreement or any of the Other Agreements;

(c)           any failure by Reliant to pay, perform or discharge any Excluded Liabilities;

(d)           Reliant’s conduct of the Product Line Operations prior to the Closing Date whether asserted prior to or after the Closing Date (except to the extent the same constitutes an Assumed Liability); or

(e)           Reliant’s or any of Reliant’s Affiliate’s ownership of the Acquired Assets or the Product prior to the Closing;

provided, however, that Reliant shall not be required to indemnify any Purchaser Indemnified Party to the extent that such Losses arise out of or result from (A) the negligence, recklessness or willful misconduct of any Purchaser Indemnified Party, including, but not limited to, off-label promotion of the Product and/or any Additional Products or promotion of the Product and/or any Additional Products in a manner inconsistent with the Registrations and/or any applicable Laws, or (B) any material breach of this Agreement by Purchaser.

8.2           Indemnification by Purchaser. To the extent set forth in this Section 8.2, Purchaser agrees to indemnify and hold harmless Reliant and Reliant’s Affiliates and their respective parents, Affiliates, subsidiaries, officers, directors, employees, agents, assignees, and successors (collectively, “Reliant Indemnified Parties”), at all times from and against and in respect of Losses which any Reliant Indemnified Party may suffer or incur, either directly or in connection with a third party claim, to the extent arising out of or based upon:

(a)           any breach of any of the representations or warranties of Purchaser set forth in this Agreement or any of the Other Agreements;

(b)           any breach of any of the covenants or agreements of Purchaser set forth in this Agreement or any of the Other Agreements;

(c)           any Assumed Liability;

(d)           Purchaser’s conduct of the Product Line Operations from and after the Closing Date;

(e)           Purchaser’s ownership of the Product and Registrations from and after the Closing Date; or

(f)            Purchaser’s or any of Purchaser’s Affiliate’s ownership or commercialization of the Acquired Assets, the Product and/or any Additional Products on or after the Closing Date;

provided, however, that Purchaser shall not be required to indemnify any Reliant Indemnified Party to the extent any Losses arising out of or result from the (a) the negligence, recklessness or willful misconduct of any Reliant Indemnified Party including, but not limited to, off-label promotion of the Product or promotion of the Product in a manner inconsistent with the Registrations and/or any applicable Laws or (B) any material breach of this Agreement by Reliant.

8.3           Indemnification Claims.

(a)           Third Party Actions. In order to seek indemnification under this Article VIII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party. In the case of a Third Party Action, an Indemnified Party shall give written notification to the Indemnifying Party of the commencement (or threatened commencement) of any Third Party Action. Such notification shall be given as soon as practicable after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Losses; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within twenty (20) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Losses for which the Indemnified Party shall be indemnified pursuant to this Article VIII and (ii) the Indemnifying Party may not assume control of the defense of any Third Party Action involving criminal liability or in which equitable relief is sought against the Indemnified Party. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense with counsel reasonably satisfactory to the Indemnifying Party. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Losses for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 8.3 or (ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes (upon the advice of outside legal counsel) that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b)           Other Claims. Within twenty (20) days after delivery of a Claim Notice that does not relate to a Third Party Action, the Indemnifying Party shall deliver to the Indemnified Party a written response to such Claim Notice, in which the Indemnifying Party shall:  (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer), or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. Any Claim Notice that is not resolved by the Parties within such thirty (30) days following the delivery of the Indemnifying Party’s response shall be determined in accordance with the provisions of Section 10.9 of this Agreement.

8.4           Other Limitations.

(a)           Reliant shall not be liable for any Loss described in Section 8.1(a) unless and until the aggregate of all such Losses for which Reliant is liable is in excess of $250,000, in which event Reliant shall be liable for all Losses regardless of such threshold.

(b)           Purchaser shall not be liable for any Loss described in Section 8.2(a) unless and until the aggregate of all such Losses for which Purchaser is liable is in excess of $250,000, in which event Purchaser shall be liable for all Losses regardless of such threshold.

(c)           For the avoidance of doubt and without limitation to the provisions of Articles V and VI, neither Indemnifying Party shall have any obligation to indemnify, defend and hold harmless the Indemnified Party from and against any portion of Losses under Section 8.1 or Section 8.2 to the extent that such portion of such Losses results directly from any action taken by, or at the express written request of, such Indemnified Party.

(d)           No liability shall arise in respect of any breach of any representation, warranty, covenant or agreement herein to the extent that liability for such breach occurs (or is increased) directly or indirectly as a result of any retrospective application of a change in applicable Law, or in accounting policies, procedures or practices, announced or, if not announced in advance of taking effect, taking effect, after the Closing Date.

(e)           No Party hereto shall be entitled to recover any Losses or other amounts due from the other Party pursuant to this Agreement by retaining or setting off amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from such first party to such second party hereunder or under any Other Agreement or under any document or instrument delivered pursuant hereto or thereto or in connection herewith or therewith. For the avoidance of doubt, the foregoing is without prejudice to any right of set-off expressly provided for in any Other Agreement, which does not involve setting off amounts due under this Agreement.

(f)            All amounts paid by Reliant or Purchaser under this Article VIII shall be treated for all purposes as adjustments to the Purchase Price except to the extent such treatment is not permitted by applicable Law. In the event that treatment as an adjustment to the Purchase Price is disputed by any taxing authority, the Party receiving notice of such dispute shall promptly notify and consult with the other Party concerning resolution of such dispute.

8.5           Survival.

(a)           The representations and warranties of Reliant and the Purchaser set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the eighteen (18) month anniversary of the Closing Date, at which time they shall expire; provided, however, (i) the representations and warranties of Reliant contained in Sections 5.1, 5.2 and 5.4(a), and of the Purchaser contained in Sections 6.1 and 6.2 shall survive the Closing and the consummation of the transactions contemplated hereby without limitation, and (ii) the representations and warranties of Reliant contained in Section 5.5(b) shall survive the Closing and the consummation of the transactions contemplated hereby for twenty-two (22) months.

(b)           If an indemnification claim under Section 8.1(a) or Section 8.2(a) is properly asserted in writing pursuant to Section 8.3 prior to the expiration as provided in Section 8.5(a) of the representation or warranty that is the basis for such claim, then such representation or warranty shall survive until, but only for the purpose of, the resolution of such claim.

(c)           Except as otherwise set forth in Sections 8.5(a) and 8.5(b) above or as otherwise explicitly specified in this Agreement, all covenants and agreements contained in this Agreement shall survive the Closing Date without expiration.

8.6           Exclusive Remedy. Following the Closing, except with respect to claims for fraud or for equitable relief, (a) claims for indemnification pursuant to this Article VIII, and (b) claims for specific performance of the covenants and obligations of the other party under this Agreement, shall, collectively, be the sole and exclusive remedies for claims and damages available to Reliant, Purchaser and their respective Affiliates arising out of or relating to this Agreement and the purchase and sale of the Acquired Assets or any certificate or document delivered in connection herewith.

8.7           Net Losses; Subrogation.

(a)           Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an Indemnified Party shall be calculated after giving effect to: (i) any insurance proceeds actually received by the Indemnified Party (or any of its Affiliates) with respect to such Losses and (ii) any recoveries obtained by the Indemnified Party (or any of its Affiliates) from any other third party. Each Indemnified Person shall exercise its commercially reasonable efforts to obtain such proceeds, benefits and recoveries. If any such proceeds, benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after the Indemnified Party (or any Affiliate) has received the benefit of any indemnification hereunder with respect thereto, the Indemnified Party (or such Affiliate) shall pay to the Indemnifying Party the net amount of such proceeds, benefits or recoveries, after deduction of any deductible or amount incurred by the Indemnified Party (or any of its Affiliates) in connection with the collection thereof (up to the amount of the Indemnifying Party’s payment).

(b)           Upon making any payment to an Indemnified Person in respect of any Losses, the Indemnifying Person will, to the extent of such payment, be subrogated to all rights of the Indemnified Person (and its Affiliates) against any third party in respect of the Losses to which such payment relates. Such Indemnified Person (and its Affiliates) and Indemnifying Person will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

8.8           Insurance. Each Party will have in force prior to the Initial Sale Date and shall maintain in good standing for so long as the Product (and, in the case of Purchaser, any Additional Product) is commercialized in the Territory, liability insurance policies in respect of the Product (and, in the case of Purchaser, any Additional Product), in each case with an insurer or insurers licensed to do business in the Territory and in a form reasonably acceptable to the other Party hereto, in scope and amount as required by law applicable to a Party’s activities hereunder and such additional amounts with scope and coverage as is normal and customary in the biotechnology/pharmaceutical industry generally for parties similarly situated, but in no event in an amount less than Ten Million Dollars ($10,000,000) per occurrence and in the aggregate. It is understood that such insurance will not be construed to limit a Party’s liability with respect to its indemnification obligations under this Article VIII. Each Party will provide to the other Party upon request a certificate evidencing the insurance such Party is required to obtain and keep in force under this Section 8.8. Such certificate will provide that such insurance will not expire or be cancelled or modified without at least thirty (30) days’ prior notice to the other Party.

8.9           No Consequential Damages. NEITHER PARTY NOR ANY OF SUCH PARTY’S AFFILIATES SHALL HAVE ANY LIABILITY TO THE OTHER PARTY NOR ANY OF THE OTHER PARTY’S AFFILIATES FOR ANY CONSEQUENTIAL, INCIDENTAL, SPECIAL OR PUNITIVE DAMAGES UNDER THIS AGREEMENT (INCLUDING LOST PROFITS) AND LOSSES INDEMNIFIABLE HEREUNDER SHALL NOT INCLUDE SUCH DAMAGES, EXCEPT, IN EACH CASE, TO THE EXTENT SUCH PARTY OR SUCH PARTY’S AFFILIATE IS REQUIRED TO PAY SUCH AMOUNT TO A THIRD PARTY IN RESPECT TO A FINAL JUDGMENT OR ORDER OBTAINED BY THE THIRD PARTY.

8.10         Construction. The Parties intend that each representation, warranty and covenant herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant, as the case may be.

ARTICLE IX
CONFIDENTIAL INFORMATION

9.1           Confidential Information. As used in this Agreement, the term “Confidential Information” means all secret, confidential or proprietary information or data, whether provided in written, oral, graphic, video, computer, electronic or other form, provided pursuant to this Agreement or generated pursuant to this Agreement by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), including but not limited to, information relating to the Disclosing Party’s existing or proposed research, development efforts, patent applications, business or products, and without limitation, all notes, analyses, compilations, studies, interpretations or other documents whether in tangible form or on electronic or other data storage media, prepared by the Receiving Party and its directors, managers, employees, independent contractors, agents or consultants (collectively, “Representatives”), which contain, reflect or are based on, in whole or in part, Confidential Information furnished to the Receiving Party or its Representatives by the Disclosing Party or any to its Representatives, and any other materials that have not been made available by the Disclosing Party to the general public. Notwithstanding the foregoing sentence, Confidential Information shall not include any information or materials that:

(a)           were already known to the Receiving Party (other than under an obligation of confidentiality), at the time of disclosure by the Disclosing Party;

(b)           were generally available to the public or otherwise part of the public domain at the time of disclosure thereof to the Receiving Party;

(c)           became generally available to the public or otherwise part of the public domain after disclosure or development thereof, as the case may be, and other than through any act or omission of the Receiving Party in breach of the Receiving Party’s confidentiality obligations under this Agreement;

(d)           were disclosed to a Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others; or

(e)           were independently discovered or developed by or on behalf of the Receiving Party without the use of the Confidential Information belonging to the other Party.

9.2           Confidentiality Obligations. Each Receiving Party shall keep all Confidential Information received from the other Party with the same degree of care it maintains the confidentiality of its own Confidential Information. The Receiving Party shall not use such Confidential Information for any purpose other than in performance of this Agreement or disclose the same to any other Person other than to such of its and its Affiliates’ directors, managers, employees, independent contractors, agents or consultants who have a need to know such Confidential Information to implement the terms of this Agreement or enforce its rights under this Agreement; provided, however, that a Receiving Party shall advise any of its and its Affiliates’ directors, managers, employees, independent contractors, agents or consultants who receives such Confidential Information of the confidential nature thereof and of the obligations contained in this Agreement relating thereto, and the Receiving Party shall be responsible for the compliance by such Representatives with such obligations as if they had been a party hereto. Upon termination of this Agreement, the Receiving Party shall return or destroy all documents, tapes or other media containing Confidential Information of the Disclosing Party that remain in the possession of the Receiving Party’s Representatives. It is understood that receipt of Confidential Information under this Agreement will not limit the Receiving Party from assigning its employees to any particular job or task in any way it may choose, subject to the terms and conditions of this Agreement.

9.3           Permitted Disclosure and Use. Notwithstanding Section 9.2, either Party may disclose Confidential Information belonging to the other Party only to the extent such disclosure is reasonably necessary to: (a) comply with or enforce any of the provisions of this Agreement; (b) comply with Laws; or (c) comply with applicable stock exchange, New York Stock Exchange regulation or Nasdaq regulation. If a Party deems it necessary to disclose Confidential Information of the other Party pursuant to this Section 9.3, such Party shall give prompt notice of such disclosure to the other Party.

9.4           Notification. The Receiving Party shall notify the Disclosing Party promptly upon discovery of any unauthorized use or disclosure of the Disclosing Party’s Confidential Information, and will cooperate with the Disclosing Party, at the Disclosing Party’s expense, in any reasonably requested fashion to assist the Disclosing Party to regain possession of such Confidential Information and to prevent its further unauthorized use or disclosure.

9.5           Confidentiality of this Agreement. The terms of this Agreement shall be Confidential Information of each Party and, as such, shall be subject to the provisions of this Article IX

9.6           Publicity; Filing of this Agreement. The Parties shall jointly agree upon the necessity and content of any press release in connection with the transactions set forth herein. Any other publication, news release or other public announcement by a Party relating to this Agreement or to the performance hereunder shall first be reviewed and consented to in writing by the other Party; provided, however, that (i) any disclosure that is required by Law as advised by the disclosing Party’s counsel may be made without the prior written consent of the other Party and (ii) any Party may issue a press release or public announcement if the contents of such press release or public announcement have previously been made public other than through a breach of this Agreement by the issuing Party, without the prior written consent of the other Party. To the extent practicable, the disclosing Party shall give at least three (3) Business Days advance notice of any such legally required disclosure to the other Party, and such other Party shall provide any comments on the proposed disclosure during such period. To the extent that either Party determines that it or the other Party is required to file or register this Agreement or a notification thereof to comply with the requirements of an applicable stock exchange, New York Stock Exchange regulation or Nasdaq regulation or any Governmental Authority, including without limitation the SEC, such Party shall give at least three (3) Business Days advance written notice of any such required disclosure to the other Party. Prior to making any such filing, registration or notification, the Parties shall consult with respect thereto regarding confidentiality. The Parties shall cooperate, each at its own expense, in such filing, registration or notification, including without limitation such confidential treatment request, and shall execute all documents reasonably required in connection therewith.

9.7           Survival. The obligations and prohibitions contained in this Article IX shall survive the expiration or termination of this Agreement for a period of five (5) years; provided, however, that, as applicable, any provisions in the Confidentiality Agreement that provide for longer survival periods for Purchaser’s financial information shall control.

ARTICLE X
MISCELLANEOUS

10.1         Assignment; Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that, prior to the fourth (4th) anniversary of the Closing Date, Purchaser may not sell, transfer, assign or otherwise dispose of, whether voluntarily, involuntarily, by operation of Law or otherwise, this Agreement or any of its rights or obligations under this Agreement without the prior written consent of Reliant, which consent may be granted, withheld or conditioned at Reliant’s sole and absolute discretion; provided, further, that (i) any permitted assignment shall protect Reliant’s rights under this Agreement (including, as applicable, by retaining Purchaser’s primary liability to Reliant hereunder) and (ii) no such consent of Reliant shall be required in the case of the sale, transfer, assignment or other disposition of this Agreement or any of the Purchasers’ rights or obligations hereunder in connection with the sale of substantially all of the stock or assets of the Purchaser or any merger, consolidation or similar transaction involving

Purchaser. Purchaser agrees and acknowledges that this Agreement shall be binding upon each of its Affiliates and any of its licensees, sublicensees and assignees hereunder and that Reliant shall have the right to enforce this Agreement directly against any of such parties.

10.2         Expenses. Except as otherwise specified herein, each Party shall bear its own expenses with respect to the transactions contemplated by this Agreement.

10.3         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy such determination shall not affect the enforceability of any others or of the remainder of this Agreement.

10.4         Entire Agreement. This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by all of the Parties hereto. This Agreement, the Other Agreements and the Confidentiality Agreement contain the entire agreement of the Parties hereto with respect to the transactions covered hereby, superseding all negotiations, prior discussions and preliminary agreements made prior to the date hereof.

10.5         No Third Party Beneficiaries. Except as otherwise set forth under Article VIII, this Agreement is solely for the benefit of the Parties hereto and their respective Affiliates and no provision of this Agreement shall be deemed to confer upon any third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

10.6         Further Assurances. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

10.7         Waiver. The failure of any Party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof.

10.8         Governing Law. This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by the law of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

10.9         Alternative Dispute Resolution.

(a)           Disputes. For all matters under this Agreement, the Parties hereby agree that the dispute shall be referred to a senior executive of Reliant and a senior executive of Purchaser (the “Dispute Resolution Representatives”). If any such matter has not been resolved within fifteen (15) Business Days of such referral to the Dispute Resolution Representatives either Party may invoke the provisions of this Section 10.9 for such dispute.

(b)           Dispute Resolution. Except as otherwise provided herein, all disputes hereunder shall be resolved using binding arbitration under the commercial arbitration rules of the American Arbitration Association. Any such arbitration shall be held in New York, New York. Any dispute, controversy or claim arising under or relating to this Agreement shall be finally settled exclusively by arbitration under the International Arbitration Rules of the American Arbitration Association (the “Rules”) provided however that nothing herein shall prevent or prohibit any Party from seeking injunctive/equitable relief in any court within appropriate jurisdiction. Unless otherwise agreed in writing, any arbitration shall be conducted in the English language and shall be held in New York City, New York, and heard by a panel of three (3) arbitrators. Each party shall nominate one arbitrator. The third arbitrator, who will be chairman of the arbitral tribunal, shall be appointed in accordance with the Rules. The decision and award of the arbitral tribunal shall be final and binding and may be entered in any court of competent jurisdiction, for which purpose, and for all other purposes under this Agreement, each party hereto submits to the jurisdiction and venue of the U.S. District Court for the Southern District of New York. The costs of any such arbitration shall be borne equally by the Parties or paid by the non-prevailing Party, subject to the arbitrators’ discretional decision.

(c)           Injunctive Relief. Notwithstanding anything to the contrary in this Agreement, either Party will have the right to seek temporary injunctive relief in any court of competent jurisdiction as may be available to such Party under the laws and rules applicable in such jurisdiction with respect to any matters arising out of the other Party’s performance of its obligations under this Agreement. Either Party agrees that in the event the other Party institutes an appropriate action seeking injunctive/equitable relief for specific performance under this Agreement, the Party seeking such relief shall not be required to provide the other Party with service of process of a complaint and summons under the procedures set forth in any Canadian or other non-United States judicial process or system. Under such circumstances, the Party seeking such relief need only provide the other Party with two copies of a true, correct and lawfully issued summons and complaint, via Federal Express (priority delivery).

10.10       Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

10.11       Counterparts. The Parties may execute this Agreement in one or more counterparts, and each fully executed counterpart, taken together, shall constitute an original.

10.12       Further Documents. Each of Purchaser and Reliant shall, and shall cause its respective Affiliates to, at the request of another Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the transactions contemplated hereby. In addition, Reliant agrees that it shall cooperate with, and provide reasonable assistance to, Purchaser to enable Purchaser to enter into a new Supply Agreement with Shasun Chemicals and Drugs, Ltd. in replacement of the Nizatidine Supply Agreement,

10.13       Notices. All communications, notices and consents provided for herein shall be in writing and be given in person or by means of telex, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by telex, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) four (4) Business Days after being deposited in the United States mails, with proper postage and documentation, for first-class registered or certified mail, prepaid.

Notices shall be addressed as follows:

If to Reliant, to:

Reliant Pharmaceuticals, Inc.
110 Allen Road
Liberty Corner, NJ 07938

with a copies sent concurrently to:

Reliant Pharmaceuticals, Inc.
110 Allen Road
Liberty Corner, NJ 07938

and

Latham & Watkins LLP
Sears Tower, Suite 5800
Chicago, IL 60606

If to Purchaser, to:

Braintree Laboratories, Inc.
60 Columbian Street West
PO Box 850929
Braintree, MA 02185-0929

with copies sent concurrently to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

provided, however, that if any Party shall have designated a different address by notice to the others, then to the last address so designated.

10.14       Schedules. Purchaser agrees that any disclosure by Reliant in any Schedule attached hereto shall not establish any threshold of materiality.

10.15       Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.

10.16       Force Majeure. Nonperformance of a Party (other than for the payment of money) shall be excused to the extent that performance is prevented by strike, fire, earthquake, flood, governmental acts or orders or restrictions, failure of suppliers or any other reason where failure to perform is beyond the reasonable control and not caused by or the result of the negligence, intentional conduct or misconduct of the nonperforming Party (a “Force Majeure Event”). The nonperforming Party shall notify the other Party promptly upon the occurrence of a Force Majeure Event, giving an indication of the likely extent and duration thereof, and shall use commercially reasonable efforts to resume performance of its obligations as soon as practicable; provided, however, that neither Party shall be required to settle any labor dispute or disturbance.

*  *  *  *  *  *  *  *  *  *  *

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

RELIANT PHARMACEUTICALS, INC.

By:
Name:
Title:

BRAINTREE LABORATORIES, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

List of Exhibits

Form of Assignment of Patents	Exhibit A
Bill of Sale and Assignment and Assumption Agreement	Exhibit B
Nizatidine Supply Agreement Assignment	Exhibit C

List of Schedules

Schedule 1.1.11	Assigned Contracts and Orders
Schedule 1.1.20	Bundled Contracts
Schedule 1.1.42	Excluded Contracts
Schedule 1.1.56	Inventory
Schedule 1.1.89	Product Domain Names
Schedule 1.1.93	Product Trade Dress
Schedule 1.1.94	Promotional Materials
Schedule 1.1.102	Registrations
Schedule 3.4	Allocation Schedule

Reliant Disclosure Schedule

Schedule 5.4	Title; Assets
Schedule 5.5(a)	Intellectual Property - Validity
Schedule 5.5(c)	Intellectual Property - Exclusive Ownership
Schedule 5.5(d)	Intellectual Property – Other Licenses
Schedule 5.7	Consents
Schedule 5.10	Best Price/AMP
Schedule 5.13	Permits
Schedule 5.15	Insurance

Purchaser Disclosure Schedule

Schedule 6.4	Purchaser Litigation